Exhibit 99.2

Form 51-102F4

Business Acquisition Report

Item 1    Identity of Company

1.1
Name and Address of the Company

Fury Gold Mines Limited (“Fury Gold” or the “Company”)
(formerly Auryn Resources Inc.)
34 King Street East, Suite 601
Toronto, Ontario
M5C 2X8

1.2
Executive Officer

The following individual is knowledgeable about the particulars described in this business acquisition report:

Mike Timmins
President and Chief Executive Officer
Fury Gold Mines Limited
(778) 729-0600
www.furygoldmines.com

Item 2   Details of Acquisition

2.1
Nature of the Business Acquired

On October 9, 2020 (the “Closing”), Fury Gold, pursuant to an arrangement agreement dated July 29, 2020, as amended by addendum dated October 8, 2020 , among Sombrero Resources Inc. and Tier One Metals Inc. (together, the “SpinCos” and each, a “SpinCo”) and Fury Gold (under its former name, Auryn Resources Inc. (“Auryn”)) and Eastmain Resources Inc. (“Eastmain”) (the “Arrangement Agreement”), completed, among other things, the acquisition of Eastmain (the “Transaction”). The Transaction resulted in the creation of one stock exchange listed issuer, Fury Gold, and two unlisted reporting issuers (the SpinCos). As a result of the Transaction, Eastmain is now a wholly-owned subsidiary of Fury Gold.

Eastmain is a Canadian based junior exploration company focused on gold exploration within the James Bay Region of Northern Québec, where it holds 100% interest in the Eau Claire and Eastmain Mine gold projects as well as interests in 9 other properties covering approximately 109,000 ha in total of this mineral district. Eastmain also has a 36.7% joint venture interest in the Eleonore South project.

Eastmain’s principal business activities are the acquisition, exploration and discovery of mineral resources, with the intent of advancing, developing and ultimately operating its key assets. Eastmain’s strategy is to pursue exploration activities on its key properties, which are primarily located in under-explored regions that are geologically comparable to the major mining camps in Canada, and to make joint venture or option agreements on its non-key assets.

Further information pertaining to the Transaction and the nature of Eastmain’s business are contained in Fury Gold’s information circular dated September 3, 2020 (the “Information Circular”). Appendix F of the Information Circular, which is titled “APPENDIX “F” INFORMATION CONCERNING EASTMAIN”, including the documents incorporated therein by reference, is attached to and included in this in this business acquisition report as Schedule A. The Arrangement Agreement, including the addendum thereto, and Information Circular have been filed under Fury Gold’s profile on SEDAR at www.sedar.com.

2.2
Acquisition Date

October 9, 2020.

2.3
Consideration

In connection with the Transaction, the 112,340,434 outstanding (as of October 8, 2020) common shares of Auryn (the “Auryn Shares”) were reorganized and consolidated into 75,900,000 Fury Gold common shares (“Fury Gold Shares”), an effective consolidation ratio of 0.675626780 Fury Gold Shares for each Auryn common share outstanding. In connection with the Transaction, the Company issued approximately 0.116685115 of a post-consolidation Fury Gold Share for each Eastmain common share held by a former Eastmain shareholder resulting in Fury Gold issuing an aggregate of 34,100,000 post-consolidation Fury Gold Shares to former shareholders of Eastmain.

The following table sets out the Fury Gold Shares issued and issuable on conclusion of the Transaction, effective October 9, 2020.

Type of Security	Eastmain Securities When Exchanged into Fury Gold (shares and dilutives)	Auryn Securities Adjusted to Fury Gold (shares and dilutives)	Total Fury Gold Securities
Common Shares	34,100,000	75,900,000	110,000,000
Financing			7,750,000
Subtotal Shares			117,750,000
Incentive Options	1,679,710(1)	2,461,184(2)	4,140,894
Warrants	1,279,592(1)	337,815(2)(3)	1,617,407
Total issued on a fully diluted basis			123,508,301

Notes:
(1)
The number of Fury Gold Shares issuable pursuant to the Eastmain options and warrants outstanding on Closing was determined based on an exchange ratio of 0.116685115 of a Fury Gold Share for each underlying Eastmain common share.
(2)
The number of Fury Gold Shares issuable on exercise of options and warrants of Fury Gold outstanding on Closing was determined based on a consolidation ratio of 0.675626780 Fury Gold Shares for each Auryn Share previously issuable. The exercise price of the Fury Gold options will be subject to a downwards adjust to reflect the distribution of the SpinCos based on the post completion volume weighted average trading price of Fury Gold.
(3)
On exercise of these Fury Gold warrants the holder will be entitled to receive 0.6756 Fury Gold Share, one share of Sombrero Resources and one share of Tier One Resources, for an exercise price of $2.96 per warrant. The proceeds of the exercise will be split as to 80% for Fury Gold, and 10% for each SpinCo.

Concurrently with Closing, Fury Gold received approximately C$21.58 million pursuant to its financing of 7,750,000 subscription receipts completed on September 24, 2020, providing Fury Gold with approximately C$19.93 in available funds as of Closing as a result of cash payments to the SpinCos.

2.4
Effect on Financial Position

Fury Gold is not aware of any plans or proposals for material changes in Eastmain. Eastmain will continue to operate as a wholly-owned subsidiary of Fury Gold.

The Transaction also resulted in the spin-out of Fury Gold’s Peruvian assets through the creation of two unlisted reporting issuers, Sombrero Resources Inc. and Tier One Metals Inc. (the SpinCos).

An aggregate of 112,340,434 common shares of each of Sombrero and Tier One were distributed to the shareholders of the Company. The Company entered into a capitalization agreement with each SpinCo. Pursuant to the capitalization agreements, Sombrero received approximately C$8.2 million in cash, and Tier One received approximately C$4.0 million in cash (being approximately double the estimated amount disclosed in the Information Circular dated September 3, 2020, largely due to the exercise of Auryn options prior to the completion of the Transaction). The amount transferred to each SpinCo is subject to final adjustment.

In addition to the transfer of assets against issuance of shares of SpinCos, the capitalization agreements provide that each SpinCo jointly and severally indemnify Fury Gold for (i) any liability or obligation that the Company was obligated to pay in respect of the prior ownership or operation of the assets transferred to the SpinCos; and (ii) any liability for taxes payable by Fury Gold arising from (A) the distribution of the assets to the SpinCos or (b) the distribution of the shares of the SpinCo’s to the holders of Auryn Shares.

For additional information on the effect of the Transaction on the Fury Gold’s financial position, see the unaudited pro forma consolidated financial statements of the Company as at and for the six month period ended June 30, 2020 and for the financial year ended December 31, 2019 attached hereto as Schedule C.

2.5
Prior Valuations

To the knowledge of the Company, there has not been any valuation opinion obtained within the last 12 months by either the Company or Eastmain required by securities legislation or a Canadian exchange or market to support the consideration paid by the Company in connection with the acquisition of Eastmain.

2.6
Parties to Transaction

The parties to the transaction were Fury Gold, Sombrero Resources Inc. and Tier One Metals (as wholly-owned subsidiaries of Fury Gold), and Eastmain. Eastmain was not an informed person (as such term is defined in Section 1.1 of National Instrument 51-102 Continuous Disclosure Obligations), associate or affiliate of Fury Gold.

2.7
Date of Report

November 20, 2020

Item 3   Financial Statements

As required by Part 8 of National Instrument 51-102 – Continuous Disclosure Obligations, the following financial statements are included in this business acquisition report:

(a)
Attached as Schedule B hereto, the unaudited consolidated pro forma financial statements of the Company as at and for the six month period ended June 30, 2020 and for the financial year ended December 31, 2019; and

(b)
Attached as Schedule C hereto, the annual audited financial statements of Eastmain including the auditor’s report from Stern & Lovrics LLP, Chartered Professional Accountants, for the financial year ended October 31, 2019, and for the financial year ended October 31, 2018.

The Company has not requested and Eastmain’s auditor has not given their consent to include their auditor’s report in this business acquisition report.

SCHEDULE A

APPENDIX “F” (INFORMATION CONCERNING EASTMAIN) TO THE COMPANY’S INFORMATION CIRCULAR DATED SEPTEMBER 3, 2020

[See Attached]

Appendix “F”

INFORMATION CONCERNING EASTMAIN

Overview

Eastmain is a Canadian exploration company operating in the Eeyou Istchee emerging James Bay gold camp in Québec. Eastmain’s head office is located at 82 Richmond Street East, Suite 201, Toronto, Ontario, M5C 1P1, and its head office is located at 34 King Street East, Suite 601, Toronto, Ontario, M5C 2X8

Eastmain was incorporated under the OBCA on April 28, 1982. Eastmain’s principal business activities are the acquisition, exploration and discovery of mineral resources, with the intent of advancing, developing and ultimately operating its key assets. In circumstances where considered appropriate, Eastmain may also sell or joint venture mineral resources to a production corporation while retaining a royalty or other interest. Eastmain’s strategy is to pursue exploration activities on its key properties, which are primarily located in under-explored regions that are geologically comparable to the major mining camps in Canada, and to make joint venture or option agreements on its non-key assets.

Summary of Operations

Eastmain maintains a focus on gold exploration within the James Bay Region of Northern Québec, where it holds a 100% interest in the Clearwater Property and Eastmain Mine gold deposits as well as interests in 8 other properties covering approximately 111,850 ha in total of this promising mineral district. Eastmain also has a 36.72% joint venture interest in the ESJV.

Clearwater Property

Eastmain owns a 100%-interest in the Clearwater Property, host to the Eau Claire gold deposit and project, one of five known gold deposits in the James Bay region of Québec. The largest of these, the Éléonore Mine owned by Newmont Corporation is located only 57 km NNW of the Eau Claire Project.

The Clearwater Property is located immediately north of the Eastmain Reservoir, 10 km northeast of Hydro Québec’s EM-1 hydroelectric power facility, 80 km north of the town of Nemaska and approximately 320 km northeast of the town of Matagami and 800 km north of Montreal in the James Bay Region of Québec. This property consists of map-designated claims totalling approximately 233 km2. These claims are held 100% by Eastmain. All claims are currently in good standing with some renewals due to be made in 2021. The Clearwater Property is not subject to any historic environmental liabilities. Permits are obtained annually for all surface exploration, particularly trenching and drilling, undertaken on the property.

The most recent technical report on the Clearwater Property, filed in accordance with NI 43-101 is the Technical Report, Updated Mineral Resource Estimate and Preliminary Economic Assessment on the Eau Claire Gold Deposit, Clearwater Property, Québec, Canada, with an effective date of February 4, 2018 (the “Clearwater Report”) and available on SEDAR at www.sedar.com.

Éléonore South Joint Venture

The Éléonore South joint venture (“ESJV”) is held by Eastmain (36.72%), Azimut Exploration Inc. (26.57%), and Les Mines Opinaca Ltee, a wholly-owned subsidiary of Newmont Corporation (36.71%). The ESJV was formed in 2008 and Eastmain currently acts as manager and operator of the joint venture on behalf of the partners. The Éléonore South property is an exploration-drilling-stage project consisting of 282 mining claims covering 147 km2 of prospective lands.

Other Properties

Eastmain has the following non-material exploration properties: the Eastmain Mine, Lac Clarkie, Lac Hudson, Lac Lessard, Lidge, Radisson, Reservoir, and Ruby Hill (East and West). The Eastmain Mine and Ruby Hill (East and West) are optioned to Benz Mining Corp. Lac Lessard is optioned to a private company.

Mineral Resources

Based on the Clearwater Report, the Eau Claire deposit contains mineral resources of 853,000 ounces of gold (4.29 M tonnes at an average grade of 6.18 g/t Au) in the “Measured and Indicated” classification, and 500,000 ounces of gold (2.38 M tonnes at an average grade 6.53 g/t Au) in the “Inferred Mineral Resource” classification. The open pit mineral resource estimate includes, at a cut-off grade of 0.5 g/t Au, 228,000 ounces of gold (1.21 M tonnes at an average grade of 5.86 g/t Au) in the “Measured and Indicated classification”, and 7,000 ounces of gold (43,000 tonnes at an average grade of 5.06 g/t Au) in the “Inferred Mineral Resource” classification. The underground mineral resource estimate includes, at a cut-off grade of 2.5 g/t Au, 625,000 ounces of gold (3.08 M tonnes at an average grade of 6.30 g/t Au) in the “Measured and Indicated” classification, and 493,000 ounces of gold (2.34 M tonnes at an average grade of 6.56 g/t Au) in the “Inferred Mineral Resource” classification. For additional information, including in respect of the key assumptions, parameters and methods used in respect of the mineral resource estimate for the Eau Claire deposit, refer to the Clearwater Report available on SEDAR at www.sedar.com.

TABLE 1.1
EAU CLAIRE GOLD DEPOSIT MINERAL RESOURCE ESTIMATE, FEBRUARY 4, 2018

Classification	Tonnes	Au (g/t)	Contained Au (oz)
Measured	906,000	6.63	193,000
Indicated	3,388,000	6.06	660,000
Measured & Indicated	4,294,000	6.18	853,000
Inferred	2,382,000	6.53	500,000

TABLE 1.2
EAU CLAIRE GOLD DEPOSIT OPEN PIT AND UNDERGROUND MINERAL RESOURCE ESTIMATE, FEBRUARY 4, 2018

	Open Pit (surface to 150 m)			Underground ( 150 m – 860 m)
Classification	Tonnes	Au (g/t)	Contained Au (oz)	Tonnes	Au (g/t))	Contained Au (oz)
Measured	574,000	6.66	123,000	332,000	6.56	70,000
Indicated	636,000	5.13	105,000	2,752,000	6.27	555,000
Meas. & Ind.	1,210,000	5.86	228,000	3,084,000	6.30	625,000
Inferred	43,000	5.06	7,000	2,339,000	6.56	493,000

Notes:

(1)
Mineral resources which are not mineral reserves do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimate. Composites have been capped where appropriate.

(2)
Open pit mineral resources are reported at a cut-off grade of 0.5 g/t Au within a conceptual pit shell and underground mineral resources are reported at a cut-off grade of 2.5 g/t Au outside the conceptual pit shell. Cut-off grades are based on a gold price of US$1,250 per ounce, a foreign exchange rate of US$0.80, and a gold recovery of 95%.

(3)
The results from the pit optimization are used solely for the purpose of testing the “reasonable prospects for economic extraction” by an open pit and do not represent an attempt to estimate mineral reserves. There are no mineral reserves on the Clearwater Property. The results are used as a guide to assist in the preparation of a mineral resource estimate and to select an appropriate mineral resource reporting cut-off grade.

(4)
The Inferred Mineral Resource in this estimate has a lower level of confidence that that applied to an Indicated Mineral Resource and must not be converted to a mineral reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.

(5)
The mineral resources in the Clearwater Report were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM.

Recent Developments

On December 6, 2019, Eastmain announced the appointment of Blair Schultz as Interim President and Chief Executive Officer of Eastmain, following the departure of Claude Lemasson as President, Chief Executive Officer and a director of Eastmain.

On January 24, 2020, Eastmain announced the completion of its fall 2019 20-hole drill program (5,152 m in total) with results from 13 (thirteen) holes (3,654 m) at the Clearwater Property.

On March 4, 2020, Eastmain announced that David Stein joined the Eastmain Board.

On March 6, 2020 and March 9, 2020, Eastmain announced that it closed the first and second tranche, respectively, of a private placement pursuant to which it raised aggregate gross proceeds of approximately $3,000,000 (the “Private Placement”). In connection with the first tranche of the Private Placement, Eastmain issued an aggregate of 4,700,000 units at a price of $0.10 per unit, 15,875,000 Québec flow-through common shares of Eastmain at a price of $0.12 per share and 2,391,304 federal flow-through common shares of Eastmain at a price of $0.115 per share. Each unit consisted of one Eastmain Share and one-half of one Eastmain Warrant. Each Eastmain Warrant will entitle the holder to acquire one Eastmain Share for two years from the closing of the private placement at a price of $0.13. In connection with the second tranche of the Private Placement, Eastmain issued an aggregate of 3,500,000 units of Eastmain at a price of $0.10 per unit. In connection with the private placement, on March 9, 2020, Eastmain issued 315,000 units of Eastmain as finder’s units, also subject to the statutory hold period.

On March 18, 2020, Eastmain provided a corporate update in response to COVID-19. As a precautionary measure, Eastmain closed its office and instructed staff to work remotely. Eastmain also delayed its spring and summer drilling campaign at the Clearwater Property and its surrounding satellite properties, ESJV, Radisson, Lidge and Reservoir.

On April 30, 2020, Eastmain announced it optioned the Ruby Hill East and West properties to Benz Mining Corp. In conjunction with the option, Eastmain amended the existing Eastmain Mine option agreement in relation to work commitments on the property. The new work schedule accommodates Québec’s exploration restrictions imposed due to COVID-19 and delays 2020’s $500,000 required spending to 2022.

On June 10, 2020, Eastmain announced it optioned its Lac Lessard property to a private company. Eastmain received an initial option payment of $85,000. In order to earn 100% in interest in the Lac Lessard property, the company exercising the option must (i) incur at least $100,000 of project expenditure within 12 months of the date of the option agreement and (ii) pay to Eastmain $100,000 within 12 months of the date of the option agreement. Eastmain retained a 2% net smelter return from any ore extracted and sold from the permits. Half the royalty may be purchased for $500,000, thereby reducing the royalty to a 1% net smelter return.

On July 2, 2020, Eastmain resumed exploration activities under the COVID-19 guidance of the Government of Québec and the Cree Nation Government of Eeyou Istchee. Exploration activities will focus on extending the Eau Claire mineral resource envelope at depth and testing new regional exploration targets at Radisson, Reservoir and Clearwater.

Eastmain Documents Incorporated by Reference

Information has been incorporated by reference in the Circular from documents filed with the various securities commissions or similar regulatory authorities in Ontario and Québec. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Eastmain at 82 Richmond Street East, Suite 201, Toronto, Ontario, M5C 1P1 (telephone: 1.416.642.1807) or by email at catherine@grovecorp.ca, and are also available electronically under Eastmain’s profile on SEDAR at www.sedar.com. Eastmain’s filings on SEDAR are not incorporated by reference in the Circular except as specifically set out herein.

The following documents filed by Eastmain with the securities commissions or similar authorities in Ontario and Québec are specifically incorporated by reference in, and form an integral part of, this Circular:

(i)
the Eastmain AIF;

(i)
the audited consolidated financial statements for the years ended October 31, 2019 and 2018, together with the notes thereto and the report of the independent registered public accounting firm thereon;

(ii)
the management’s discussion and analysis for the year ended October 31, 2019 dated January 23, 2020;

(iii)
the unaudited condensed interim consolidated financial statements for the three and six month periods ended April 30, 2020 and 2019, together with the notes thereto;

(iv)
the management’s discussion and analysis for the three and nine months ended April 30, 2020 dated June 4, 2020;

(v)
the management information circular of Eastmain dated March 6, 2020 prepared in connection with the annual and special general meeting of shareholders held on April 23, 2020;

(vi)
the material change report dated December 10, 2019 regarding management changes;

(vii)
the material change report dated March 13, 2020 regarding the private placement of Eastmain for aggregate gross proceeds of approximately $3,000,000; and

(viii)
the material change report dated August 10, 2020 regarding the Arrangement Agreement.

Any document of the type referred to in Section 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus (excluding confidential material change reports), if filed by Eastmain with a securities commission or similar regulatory authority in Canada after the date of the Circular disclosing additional or updated information including the documents incorporated by reference herein, filed pursuant to the requirements of the applicable securities legislation in Canada, will be deemed to be incorporated by reference in this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Eastmain Circular to the extent that a statement contained in the Circular or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Circular, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Making such a modifying or superseding statement shall not be deemed to be an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, untrue statement of a material fact, nor an omission to state a material fact that is required to be stated or necessary to make a statement not misleading in light of the circumstances in which it is made.

Principal Holders of Eastmain Shares

To the knowledge of the directors and officers of Eastmain, no person or company beneficially owns, controls or directs, directly or indirectly, Eastmain Shares carrying more than 10% of the voting rights attached to all issued and outstanding Eastmain Shares as at August 24, 2020.

Consolidated Capitalization

There have been no material changes in the share capital of Eastmain, on a consolidated basis, since April 30, 2020, the date of the most recently filed financial statements of Eastmain.

Description of Share Capital

The authorized share capital of Eastmain consists of an unlimited number of Eastmain Shares. As of the date of the Eastmain Circular, there are 290,698,095 Eastmain Shares issued and outstanding. In addition, as of the close of business on September 3, 2020, an aggregate of 14,395,232 Eastmain Shares are issuable upon the exercise of Eastmain Options 116,666 Eastmain Shares are issuable upon the vesting of outstanding Eastmain RSUs and 12,545,456 Eastmain Shares are issuable upon the exercise of Eastmain Warrants.

The Eastmain Shareholders are entitled to one vote per Eastmain Share at meetings of the Eastmain Shareholders. Eastmain Shareholders are entitled to dividends, if, as and when declared by the Eastmain Board and, upon liquidation, to participate equally in such assets of Eastmain as are distributed to the holders of Eastmain Shares.

Price Range and Trading Volume

The Eastmain Shares are listed on the TSX under the symbol “ER” and on the OTCQB under the symbol “EANRF”. The following table shows the high and low trading prices and monthly trading volume of the Eastmain Shares on the TSX for the 12-month period preceding the date of the Circular:

Month	High ($)	Low ($)	Volume
September 2019	$0.18	$0.115	6,097,172
October 2019	$0.13	$0.105	2,663,061
November 2019	$0.12	$0.09	3,877,305
December 2019	$0.115	$0.085	5,372,983
January 2020	$0.125	$0.095	6,577,609
February 2020	$0.11	$0.075	6,964,519
March 2020	$0.10	$0.06	7,647,465
April 2020	$0.11	$0.065	9,011,779
May 2020	$0.135	$0.105	8,887,553
June 2020	$0.16	$0.10	9,720,323
July 2020	$0.315	$0.155	26,116,439
August 2020	$0.30	$0.225	23,714,062
September 1-3, 2020	$0.235	$0.22	5,746,311

The closing price of the Eastmain Shares on the TSX on September 3, 2020 was $0.23. The closing price of the Eastmain Shares on the TSX on July 29, 2020, the date of the announcement of the Eastmain Arrangement, was $0.175.

The following table shows the high and low trading prices and monthly trading volume of the Eastmain Shares on the OTCQB for the 12-month period preceding the date of this Circular:

Month	High (US$)	Low (US$)	Volume
September 2019	$0.134	$0.087	836,509
October 2019	$0.096	$0.081	590,204
November 2019	$0.10	$0.07	486,450
December 2019	$0.09	$0.061	1,715,180
January 2020	$0.095	$0.069	1,153,164
February 2020	$0.088	$0.058	1,245,777
March 2020	$0.075	$0.042	789,341
April 2020	$0.084	$0.046	900,132
May 2020	$0.095	$0.07	891,026
June 2020	$0.119	$0.073	1,763,165
July 2020	$0.24	$0.10	6,286,921
August 2020	$0.231	$0.17	9,096,268
September 1-3, 2020	$0.19	$0.17	717,999

The closing price of the Eastmain Shares on the OTCQB on September 3, 2020 was US$.0175. The closing price of the Eastmain Shares on the OTCQB on July 29, 2020, the date of the announcement of the Eastmain Arrangement, was US$0.13.

If the Eastmain Arrangement is completed, all of the Eastmain Shares will be owned by Fury Gold and will be delisted from the TSX and OTCQB, subject to the rules and policies of the TSX and the OTCQB, respectively.

Prior Sales

The following table sets forth information in respect of issuances or purchases of Eastmain Shares and securities that are convertible or exchangeable into Eastmain Shares within the 12 months prior to the date of the Eastmain Circular, including the price at which such securities have been issued, the number of securities issued, and the date on which such securities were issued:

Date of Issuance	Reasons for Issuance	Number and Type of Securities	Issue/Exercise Price per Security
October 24, 2019	Private placement	5,765,772 units comprised of 5,765,772 Eastmain Shares and 2,882,886 Eastmain Warrants 12,632,257 Québec flow- through common shares 689,654 federal flow- through common shares	$0.12 per unit $0.16 exercise price for Eastmain Warrants $0.155 per Québec flow- through common share $0.145 per federal flow- through common share

December 18, 2019	Grant of Eastmain RSUs	1,355,180 Eastmain RSUs	N/A

January 23, 3030	Grant of Eastmain Options	3,428,000 Eastmain
		Options	$0.1000

February 7, 2020	Grant of Eastmain RSUs	260,420 Eastmain RSUs	n/a

March 4, 2020	Grant of Eastmain Options	300,000 Eastmain Options	$0.090

March 6, 2020	Private Placement	4,700,000 units comprised	$0.10 per unit
		of 4,700,000 Eastmain	$0.13 exercise price for Eastmain Warrants

Date of Issuance	Reasons for Issuance	Number and Type of Securities	Issue/Exercise Price per Security
		Shares and 2,350,000 Eastmain Warrants 15,875,000 Québec flow- through common shares 2,391,304 federal flow- through common shares	$0.12 per Québec flow- through common share $0.115 per federal flow- through common share

March 9, 2020	Private Placement	3,815,000 units comprised of 3,815,000 Eastmain Shares and 1,907,500 Eastmain Warrants	$0.10 per unit $0.13 exercise price for Eastmain Warrants

April 1, 2020	Grant of Eastmain Options	500,000 Eastmain options	$0.065

April 14, 2020	Grant of Eastmain Options	500,000 Eastmain Options	$0.085

September 2, 2020	Exercise of Eastmain Options and Eastmain Warrants	75,000 Eastmain Shares	Exercise of 50,000 Eastmain Options at $0.18 per Eastmain Share; exercise of 25,000 Eastmain Warrants at $0.17 per Eastmain Share

Ownership of Securities

The table below outlines, as at the date of this Circular, the number of Eastmain Shares, Eastmain Options, Eastmain RSUs and Eastmain Warrants owned or controlled, directly or indirectly, by each of the directors and senior officers of Eastmain, and each associate or affiliate of an insider of Eastmain, each associate or affiliate of Eastmain, each insider of Eastmain (other than the directors or officers), and each person acting jointly or in concert with Eastmain. To the knowledge of Eastmain, each of the following persons is a party to an Eastmain Support Agreement and intends to vote their Eastmain Shares in favour of the Arrangement Resolution.

		Eastmain	Eastmain	Eastmain	Eastmain
Name	Position	Shares	Options	RSUs	Warrants
Blair Schultz	Interim President and
	Chief Executive Officer,
	and Director	3,030,419	1,225,000	—	725,000
Joe Fazzini	Chief Financial Officer and
	Vice President, Corporate
	Development	2,400,326	1,847,200	75,000	375,000
William McGuinty	Vice President, Exploration	571,379	758,700	41,666	74,250
Manuel Ng Lai	Project Manager	88,880	710,500	—	—
Catherine Beckett	Corporate Secretary	32,300	100,000	—	—
Laurence Curtis	Director	1,002,742	900,000	—	100,000
David Stein	Director	—	300,000	—	—
Michael Hoffman	Director	752,300	725,000	—	7,142
Maura Lendon	Director	411,682	550,000	—	158,333

Risk Factors

The business and operations of Eastmain are subject to risks. In addition to considering the other information contained in the Eastmain Circular, readers should consider carefully the risk factors described in the Eastmain AIF for the year ended October 31, 2019, dated January 28, 2020, as well as Eastmain’s management discussion and analysis for the three and six months ended April 30, 2020 and 2019.

Interest of Experts

The following persons and companies have prepared certain sections of this Circular, documents incorporated by reference and/or Appendices attached hereto as described below, or are named as having prepared or certified a report, statement or opinion in or incorporated by reference in this Circular.

Name of Expert	Nature of Relationship
Maxit Capital LP	Financial advisor to Eastmain
Stern & Lovrics LLP	Auditors of Eastmain

To the knowledge of Auryn, neither Maxit nor any of the designated professionals thereof held securities representing more than 1% of all issued and outstanding Eastmain Shares or Auryn Shares as at the date of the opinion in question, and none of the persons above is or is expected to be elected, appointed or employed as a director, officer or employee of Eastmain or of any associate or affiliate of Eastmain.

Stern & Lovrics LLP has confirmed that it is independent with respect to Eastmain within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

With respect to technical information relating to Eastmain contained in this Circular or in a document incorporated by reference herein, the following is a list of persons or companies named as having prepared or certified a statement, report or valuation and whose profession or business gives authority to the statement, report or valuation made by the person or company:

●
Eugene Puritch, P.Eng., FEC, CET, of P&E Mining Consultants Inc., Antoine Yassa, P.Geo., of P&E Mining Consultants Inc., Andrew Bradfield, P.Eng., of P&E Mining Consultants Inc., and Allan Armitage, Ph.D., P.Geo., of SGS Canada Inc. prepared the Clearwater Report; and

●
William McGuinty, Vice President of Explorations of Eastmain, is the Qualified Person who verified all of Eastmain’s scientific and technical information in this Circular.

To Auryn’s knowledge, each of the foregoing firms or persons beneficially owns, directly or indirectly, less than 1% of the issued and outstanding.

SCHEDULE B

The Company’s unaudited consolidated pro forma financial statements as at and for the six month period ended June 30, 2020 and for the financial year ended December 31, 2019

[See Attached]

SCHEDULE “J-9”

UNAUDITED PRO FORMA FINANCIAL STATEMENTS OF FURY GOLD

Unaudited Pro Forma Consolidated
Financial Statements of Fury Gold
Mines Limited

AS AT AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2020

AND FOR THE YEAR ENDED DECEMBER 31, 2019

Pro Forma Interim Consolidated Statement of Financial Position
As at June 30, 2020
(unaudited, in thousands of Canadian dollars)

	Auryn Resources Inc.	Eastmain Resources Inc.	Pro Forma Adjustments	Note 3	Sombrero Spinco Note 3(e)	Curibaya Spinco Note 3(e)	Fury Gold Pro Forma Consolidated
Assets
Current assets
Cash and cash equivalents	11,302	4,328	22,500	(a)	(4,426)	(2,244)	31,460
Marketable securities	412	139	—		—	—	551
Trade and other receivables	254	58	—		(160)	—	152
Prepayments and deposits	790	121	—		(78)	(66)	767
	12,758	4,646	22,500		(4,664)	(2,310)	32,930
Non-current assets
Restricted cash	115	—	—		—	—	115
Long-term portion of other assets	135	304	—		—	(135)	304
Equipment	1,149	24	—		—	(16)	1,157
Mineral property interests	40,092	68,335	66,724	(c)(d)(f)	(1,389)	(3,372)	170,390
Total Assets	54,249	73,309	89,224		(6,053)	(5,833)	204,896
Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,280	556	6,300	(d)	(74)	(28)	8,034
Advances received for exploration work	—	347	—		—	—	347
Current portion of lease liabilities	—	54	—		—	—	54
Current borrowings	3,111	—	—		—	—	3,111
Flow-through share premium liability	—	942	7,500	(a)	—	—	8,442
	4,391	1,899	13,800		(74)	(28)	19,988
Non-current liabilities
Asset retirement obligations	2,337	—	—		—	—	2,337
Deferred tax liability	—	2,013	35,926	(f)	—	—	37,939
Long-term portion of lease liabilities	—	267	—		—	—	267
Total Liabilities	6,728	4,179	49,726		(74)	(28)	60,531
Shareholders’ Deficiency
Share capital	144,441	108,256	1,620	(f)(a)	—	—	254,317
Share option and warrant reserve	10,589	538	3,015	(f)	—	—	14,142
Contributed surplus	—	13,636	(13,636)	(f)	—	—	0
Deficit	(107,735)	(53,300)	48,500	(d)(e)(f)	(5,979)	(5,805)	(124,319)
Accumulated other comprehensive loss	226	—	—		—	—	226
Total liabilities and shareholders’ deficiency	54,249	73,309	89,224		(6,053)	(5,833)	204,896

See accompanying notes to the pro forma consolidated financial statements

Pro Forma Interim Consolidated Statement of Loss
For the six months ended June 30, 2020
(unaudited, in thousands of Canadian dollars)

	Auryn Resources Inc.	Eastmain Resources Inc.	Pro Forma Adjustments	Note 3	Sombrero Spinco Note 3(e)	Curibaya Spinco Note 3(e)	Fury Gold Pro Forma Consolidated
Operating Expenses
Exploration & evaluation costs	1,825	42	264	(c)	(622)	(456)	1,053
Fees, salaries and other employee benefits	1,303	681	—		(40)	(111)	1,833
Insurance	163	—	—		—	—	163
Legal, professional fees	187	225	—		(33)	(30)	349
Marketing and investor relations	858	72	—		—	—	930
Office and administration	266	255	—		(37)	(29)	455
Regulatory, transfer agent, and shareholder information	117	—	—		—	—	117
	4,719	1,275	264		(732)	(626)	4,900
Other expenses (income)
Project investigation costs	156	—	—		(18)	—	138
Accretion of provision for site reclamation and closure	17	—	—		—	—	17
Interest and other income	(51)	(11)	—		—	—	(62)
Finance expense related to loan	249	—	—		—	—	249
Amortization of flow through share premium	(7)	(98)	—		—	—	(105)
(Gain) loss on marketable securities	(66)	24	—		—	—	(42)
Loss on derecognition of bridge loan	159	—	—		—	—	159
Foreign exchange loss	12	—	—		(10)	(2)	—
Interest expense on lease liability	—	36	—		—	—	36
Impairment of mineral property	—	50	(50)	(c)	—	—	—
Net loss before income taxes	5,188	1,276	214		(760)	(628)	5,290
Deferred income tax (recovery) expense	(57)	(309)	(57)	(f)			(423)
Loss for the period	5,131	967	157		(760)	(628)	4,867
Basic loss per share	$0.05	$0.00					$0.04
Diluted loss per share	$0.05	$0.00					$0.04
Weighted average shares outstanding—Basic	102,418,794	271,386,064					117,500,000
Weighted average shares outstanding—Diluted	102,418,794	271,386,064					117,500,000

See accompanying notes to the pro forma consolidated financial statements

Pro Forma Consolidated Statement of Loss
Year ended December 31, 2019
(unaudited, in thousands of Canadian dollars)

	Auryn Resources Inc.	Eastmain Resources Inc.	Pro Forma Adjustments	Note 3	Sombrero Spinco Note 3(e)	Curibaya Spinco Note 3(e)	Fury Gold Pro Forma Consolidated
Operating Expenses
Exploration & evaluation expenditures	7,696	8	6,866	(c)	(2,457)	(1,016)	11,097
Fees, salaries and other employment benefits	3,948	1,372	—		(74)	(166)	5,080
Insurance	309	—	—		—	—	309
Legal and professional fees	351	327	—		(12)	(81)	585
Marketing and investor relations	1,337	367	—		—	—	1,704
Office and administration	451	643	—		(43)	(25)	1,026
Regulatory, transfer agent and shareholder information	235	—	—		—	—	235
	14,327	2,717	6,866		(2,586)	(1,288)	20,036
Other expenses (income)
Project investigation costs	156	—	—		—	—	156
Accretion of provision for site reclamation and closure	40	—	—		—	—	40
Interest and other income	(43)	(68)	—		—	—	(111)
Finance expense related to bridge loan	150	—	—		—	—	150
Amortization of flow through share premium	(867)	(1,259)	—		—	—	(2,126)
(Gain) loss on marketable securities	(160)	15	—		—	—	(145)
Impairment of mineral property	337	20,499	(20,499)	(c)	—	(337)	—
Foreign exchange loss	47	—	—		(10)	(6)	31
Transaction-related costs	—	—	4,800	(d)	—	—	4,800
Net loss before income taxes	13,987	21,904	(8,833)		(2,596)	(1,631)	22,831
Deferred income tax (recovery) expense	(54)	(5,309)	2,350	(f)	—	—	(3,013)
Loss for the period	13,933	16,595	(6,483)		(2,596)	(1,631)	19,818
Basic loss per share	$0.15	$0.07					$0.17
Diluted loss per share	$0.15	$0.07					$0.17
Weighted average shares outstanding—Basic	93,968,172	232,442,206					117,500,000
Weighted average shares outstanding—Diluted	93,968,172	232,442,206					117,500,000

See accompanying notes to the pro forma consolidated financial statements

Notes to the Pro forma Consolidated Financial Statements
(Unaudited tabular amounts are in thousands of Canadian dollars except number of shares, options, warrants and per share amounts, unless otherwise noted)

1. BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated financial statements of Fury Gold Mines Limited (“Fury Gold” or “FURY”) have been prepared by management to give effect to the arrangement agreement (“Arrangement Agreement”) entered into by Auryn Resources Inc (“Auryn”) and Eastmain Resources Inc. (“Eastmain”) dated July 29, 2020. Pursuant to the Arrangement Agreement, Auryn will acquire all of the issued and outstanding common shares of Eastmain immediately following a spin out of its Peruvian projects to Auryn shareholders and subject to completion of a concurrent subscription receipts financing of at least $22.5 million.

The Transaction (“Transaction”) will be effected by way of two court-approved plans of arrangement, one involving Auryn under the Business Corporations Act (British Columbia) and one by Eastmain under the Business Corporations Act (Ontario) and is expected to complete by October 9, 2020. Upon completion of the Transaction, Auryn will continue its Canadian operations under the name Fury Gold Mines Limited and the two independent SpinCos (“Spinco Curibuya” and “SpinCo Sombrero”), each of which will be an unlisted reporting issuer, will respectively hold Auryn’s Peruvian projects. The Transaction is subject to shareholder approval and receipt of all regulatory and all regulatory and other requires approvals including approval of the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”).

Concurrent with the spin-out of the Peruvian projects, Auryn will consolidate its shares by approximately 10:7 such that approximately 110 million Fury Gold shares will be outstanding after the Transaction (pre-financing), of which 69% will be owned by former Auryn shareholders and 31% will be owned by former Eastmain shareholders. Any options or warrants exercised prior to the closing of the Transaction will not alter the
69%-31% ownership split of Fury Gold.

The accounting of the acquisition of Eastmain is expected to be recorded by the recognition of their net assets in the pro forma balance sheet of Fury Gold, with the surplus value allocated to mineral properties and deferred income tax.

The unaudited pro forma consolidated financial statements have been compiled from and include:

a)
An unaudited consolidated statement of financial position as at June 30, 2020, giving effect to the various pro forma assumptions and adjustments described in Note 3, combines the condensed unaudited consolidated statement of financial position of Auryn at June 30, 2020 and the unaudited statement of financial position of Eastmain as at April 30, 2020.

b)
an unaudited pro forma consolidated statement of loss for the six-month period ended June 30, 2020 giving effect to the various pro forma assumptions and adjustments described in Note 3. The pro forma consolidated statement of loss for the six-month period ended June 30, 2020 reflects the condensed unaudited consolidated statement of loss of Auryn for the six-month period ended June 30, 2020 and the condensed unaudited consolidated statement of loss of Eastmain for the six-month period ended April 30, 2020.

c)
a condensed unaudited consolidated pro forma statement of loss for the year ended December 31, 2019, giving effect to the various pro forma assumptions and adjustments described in Note 3, therefore combining the audited consolidated statement of loss of Auryn for the year ended December 31, 2019 and the audited consolidated statement of loss of Eastmain for the year ended October 31, 2019.

The unaudited pro forma consolidated financial statements should be read in conjunction with the description of the Transaction included elsewhere in the Information Circular.

Notes to the Pro forma Consolidated Financial Statements
(Unaudited tabular amounts are in thousands of Canadian dollars except number of shares, options, warrants and per share amounts, unless otherwise noted)

The unaudited pro forma consolidated financial statements are for illustrative purposes and are not intended to reflect the results of operations or the financial position of Fury Gold which would have actually resulted had the Transaction been effected on the dates indicated. Further, the unaudited pro forma consolidated financial statements are not necessarily indicative of the results of operations that may be obtained in the future. Actual amounts recorded once the Transaction is completed are likely to differ from those recorded in the unaudited pro forma consolidated financial statements. In addition, the impact of integration activities, the timing of completion of the Transaction and other changes in the net tangible and intangible assets prior to the completion of the Transaction which have not been incorporated into these unaudited pro forma financial statements could cause material differences in the information presented.

2. SIGNIFICANT ACCOUNTING POLICIES

The unaudited pro forma consolidated financial statements have been compiled by management using the significant accounting policies as set out in the audited consolidated financial statements of Auryn for the years ended December 31, 2019. The unaudited pro forma consolidated financial statements should also be read in conjunction with the audited and condensed unaudited consolidated financial statements of Auryn and Eastmain incorporated by reference in the information circular.

In preparing the unaudited pro forma consolidated financial information, consideration was given to identifying accounting policy differences between Auryn and Eastmain. A significant difference was noted in Eastmain’s policy to capitalize all exploration and evaluation expenditures for mineral properties. To conform to the policies as reflected in the financial statements of Auryn, an adjustment has been made to eliminate the exploration & evaluation asset balances with a corresponding adjustment to retained deficit and expensing of exploration and evaluation expenditures – see Note 3(c).

3. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

a)
The balance sheet adjustment reflects a concurrent $22.5 million subsequent receipts financing into Fury Gold as contemplated in the Arrangement Agreement. The financing is being conducted as a bought deal private placement allocated into two tranches. The first tranche of subsequent receipts will be issued at a price of $2.00 per subscription receipt for gross proceeds of $5 million. The second tranche for designated flow-through shares will be issued at the higher price of $3.50 per subscription receipt for gross proceeds of $17.5 million.

b)
The balance sheet adjustment reflects the distribution of Auryn’s adjusted closing date cash balance of approximately $6.5 million as calculated per the Arrangement Agreement. The adjusted closing date cash balance is expected to be allocated to SpinCo Curibaya and SpinCo Sombrero in the proportion of 32.5% and 67.5%, respectively.

c)
Adjusting Mineral Property interests and exploration and evaluation expenditures to reflect the alignment of Eastmain accounting policy on capitalization of mineral property costs with Auryn’s accounting policy to expense these costs. This adjustment has been offset by a corresponding adjustment to retained deficit, exploration and evaluation expense, impairment of mineral property and deferred income tax expense.

d)
Transaction costs of $3.0 million and $3.3 million have been estimated by Auryn and Eastmain respectively. Auryn’s costs are equally split between the acquisition of Eastmain and the disposition of Spinco Curibaya and Spinco Sombrero and therefore only $1.5 million has been expensed. Eastmain’s costs have been expensed in conjunction with the transaction.

Notes to the Pro forma Consolidated Financial Statements
(Unaudited tabular amounts are in thousands of Canadian dollars except number of shares, options, warrants and per share amounts, unless otherwise noted)

e)
As part of the transaction, Auryn will transfer the ownership of the assets and liabilities of the shares business in the Peru subsidiaries to the Spinco Sombrero and Spinco Curibaya, in addition to historical intercompany contributions to those subsidiaries as a result of capital-like contributions to date. The issuance and distribution of shares in Spinco Sombrero and Spinco Curibaya are a repayment to Auryn shareholders with a combined value of approximately $60 million, offset by the de-recognition of the net assets of the Spinco businesses with the remainder recorded as an equity adjustment.

f)
The total consideration exchanged to acquire the Eastmain shares is approximately $99.9 million of which approximately $94.9 million was recorded to share capital to reflect the Auryn shares expected to be issued to Eastmain shareholders (Note 4) based on Auryn’s share price at August 31, 2020, and approximately $3.5 million was recorded to Share option and warrant reserve based on the estimated fair value of share purchase options and warrants exchanged (Note 5 and 6). The consideration exchanged has been allocated against the Eastmain net assets, with the remainder to mineral property interests of $137 million and deferred tax liability of $36.5 million. Any change in the value of the consideration exchanged from the date of this document to the Effective Date will affect the amount ascribed to mineral property interests and corresponding deferred tax liability.

4. PRO FORMA SHARE CAPITAL CONTINUITY

	Number of shares	Amount
Common shares of Auryn Resources Inc. issued and outstanding, June 30, 2020	104,731,775	$144,441
Adjustment to Auryn common shares for exchange ratio	(28,831,775)
Common shares of Eastmain issued and outstanding, April 30, 2020	290,623,095	$94,876
Adjustment to Eastmain common shares for exchange ratio	(256,523,095)
Bought deal financing on date of transaction	7,500,000	$15,000
Pro forma common shares of Fury Gold issued and outstanding immediately after completion of the Arrangement	117,500,000	$254,317

5. PRO FORMA SHARE PURCHASE OPTIONS

The following is the continuity of common share purchase options:

	Number of Warrants	Weighted Average Exercise Price
Common share purchase options of Auryn issued and outstanding, June 30, 2020	8,212,500	$2.01
Adjustment to Auryn warrants for exchange ratio	(2,463,750)	$0.60
Common share purchase options of Eastmain issued and outstanding, April 30, 2020	16,847,933	$0.42
Adjustment to Eastmain options for exchange ratio	(14,876,725)	$0.37
Pro forma common share purchase options of Fury Gold issued and outstanding immediately after completion of the Arrangement	7,719,958	$2.15

Notes to the Pro forma Consolidated Financial Statements
(Unaudited tabular amounts are in thousands of Canadian dollars except number of shares, options, warrants and per share amounts, unless otherwise noted)

6. PRO FORMA SHARE PURCHASE WARRANTS

	Number of Warrants	Weighted Average Exercise Price
Common share purchase warrants of Auryn issued and outstanding, June 30, 2020	500,000	$2.00
Adjustment to Auryn warrants for exchange ratio	(150,000)	$0.60
Common shares Eastmain purchase warrants issued and outstanding, April 30, 2020	18,538,115	$0.22
Adjustment to Eastmain warrants for exchange ratio	(16,369,156)	$0.19
Pro forma common share purchase warrants of Fury Gold issued and outstanding immediately after completion of the Arrangement	2,518,959	$0.72

7. PRO FORMA EARNINGS PER SHARE

The weighted average shares outstanding have been adjusted to reflect the additional shares resulting from the transactions described in Note 3, effective as at the beginning of the period presented in the pro forma consolidated statement of loss. Potential common shares from outstanding common share purchase options and warrants and other convertible securities have not been recognized in the calculation of diluted earnings per share as their effect would be anti-dilutive for the period presented in the pro forma consolidated statement of loss.

8. INCOME TAXES

The pro forma effective income tax rate applicable to the consolidated operations is approximately 27% for the relevant period.

SCHEDULE C

Eastmain’s annual audited financial statements for the years ended October 31, 2019 and 2018, with the report of the auditor thereon

[See Attached]

CONSOLIDATED FINANCIAL STATEMENTS OF

EASTMAIN RESOURCES INC.

FOR THE YEARS ENDED

OCTOBER 31, 2019 AND 2018

(EXPRESSED IN CANADIAN DOLLARS)

Stern & Lovrics LLP Chartered Professional Accountants	Samuel V. Stern, BA, CPA, CA George G. Lovrics, BComm, CPA, CA ____________________________________ Nazli Dewji, BA, CPA, CMA

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of Eastmain Resources Inc.

Opinion

We have audited the consolidated financial statements of Eastmain Resources Inc. (the “Company”), which comprise the consolidated statements of financial position as at October 31, 2019 and October 31, 2018, and the consolidated statements of loss and comprehensive loss, changes in shareholders equity and cash flows for the years then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2019 and October 31, 2018, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the “Auditor’s Responsibilities for the Audit of the Financial Statements” section of our report.

We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. The other information comprises the Management Discussion and Analysis.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

  1210 Sheppard Avenue East, Suite 302, Toronto, Ontario M2K 1E3 Tel: (416) 499-8848 Fax: (416) 491-5301

We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
●
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.
●
Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
●
Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
●
Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

 1210 Sheppard Avenue East, Suite 302, Toronto, Ontario M2K 1E3 Tel: (416) 499-8848 Fax: (416) 491-5301

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is George G. Lovrics.

/s/ Stern & Lovrics LLP
Toronto, Ontario January 23, 2020	Chartered Professional Accountants Licensed Public Accountants

 1210 Sheppard Avenue East, Suite 302, Toronto, Ontario M2K 1E3 Tel: (416) 499-8848 Fax: (416) 491-5301

Eastmain Resources Inc.
Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

As at October 31,	2019	2018

ASSETS

Current assets
Cash and cash equivalents (note 5)	$3,086,173	$6,318,544
Prepaid and sundry receivables (note 7)	339,035	739,708
Total current assets	3,425,208	7,058,252

Non-current assets
Marketable securities (note 6)	457,043	202,226
Property and equipment (note 8)	19,600	28,000
Exploration and evaluation (note 9)	68,120,719	82,022,988
Total non-current assets	68,597,362	82,253,214
Total assets	$72,022,570	$89,311,466

LIABILITIES AND EQUITY

Current liabilities
Amounts payable and accrued liabilities (notes 10 and 17)	$1,096,891	$1,882,394
Advances received for exploration work	726,430	145,655
Flow-through share premium liability (note 11)	503,495	443,999
Total current liabilities	2,326,816	2,472,048

Non-current liabilities
Deferred income taxes (note 18)	2,321,696	7,631,160
Total liabilities	4,648,512	10,103,208

Equity
Share capital (note 12(a))	105,742,941	101,361,658
Warrants (note 13)	442,000	1,611,000
Contributed surplus	13,520,587	13,350,314
Deficit	(52,331,470)	(37,114,714)
Total equity	67,374,058	79,208,258
Total liabilities and equity	$72,022,570	$89,311,466

The accompanying notes are an integral part of these consolidated financial statements.

Nature of operations and going concern (note 1)
Subsequent event (note 19)

Approved on behalf of the Board
"Laurence Curtis", Director
"Michael Hoffman", Director

Eastmain Resources Inc.
Consolidated Statements of Loss and Comprehensive Loss
(Expressed in Canadian Dollars)

	Year ended October 31,
	2019	2018
Operating expenses
Depreciation (note 8)	$8,400	$12,000
Director fees	199,563	169,729
General and office	532,230	383,946
Government reassessment (note 10(i))	-	280,000
Impairment of exploration and evaluation assets (notes 4 and 9)	20,498,629	202,937
Marketing and investor relations	366,761	258,399
Professional fees	326,684	220,554
Rent	72,502	111,087
Salaries	795,700	1,025,648
Share-based compensation	376,271	498,586
Travel expenses	37,806	85,814
Operating loss before the following	(23,214,546)	(3,248,700)
Interest and other income	68,413	34,282
Realized gain on marketable securities	-	144,110
Unrealized loss on marketable securities	(15,183)	(147,477)
Premium on flow-through shares (note 11)	1,259,095	1,606,335
Loss before income taxes	(21,902,221)	(1,611,450)
Deferred income tax recovery (expense) (note 18)	5,309,465	(896,045)
Loss and comprehensive loss for the year	$(16,592,756)	$(2,507,495)
Basic and diluted loss per share (note 14)	$(0.07)	$(0.01)
Weighted average number of common shares outstanding - basic and diluted	232,442,206	205,720,724

The accompanying notes are an integral part of these consolidated financial statements.

Eastmain Resources Inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

Year ended October 31,	2019	2018

Operating expenses
Comprehensive net loss for the year	$(16,592,756)	$(2,507,495)
Adjustments for:
Depreciation	8,400	12,000
Impairment of exploration and evaluation assets	20,498,629	202,937
Loss on marketable securities	15,183	3,367
Premium on flow-through shares	(1,259,095)	(1,606,335)
Deferred income taxes (recovery) expense	(5,309,465)	896,045
Share-based compensation	376,271	498,586
Prepaid and sundry receivables	400,673	162,204
Amounts payable and accrued liabilities	(785,503)	(111,440)
Advances receivable for exploration work	580,775	145,655
Net cash used in operating activities	(2,066,888)	(2,304,476)

Financing activities:
Proceeds on issue of common shares	5,938,902	8,030,000
Share issue expenses	(238,025)	(421,812)
Net cash provided by financing activities	5,700,877	7,608,188

Investing activities:
Exploration and evaluation expenditures	(6,866,360)	(6,163,683)
Proceeds on sale of marketable securities	-	173,195
Net cash used in investing activities	(6,866,360)	(5,990,488)

Net change in cash and cash equivalents	(3,232,371)	(686,776)
Cash and cash equivalents, beginning of year	6,318,544	7,005,320
Cash and cash equivalents, end of year (note 5)	$3,086,173	$6,318,544

The accompanying notes are an integral part of these consolidated financial statements.

Eastmain Resources Inc.
Consolidated Statements of Changes in Shareholders' Equity
(Expressed in Canadian Dollars)

Equity attributable to shareholders

	Share Capital		Warrants		Contributed
	#		#		Surplus	Deficit	Total
Balance, October 31, 2017	193,125,146	$95,009,260	6,899,999	$1,495,300	$12,966,895	$(34,726,519)	$74,744,936
Private placements	28,303,891	8,030,000	–	–	–	–	8,030,000
Warrants issued	–	(235,000)	5,967,660	235,000	–	–	–
Share issue expenses	–	(421,812)	–	–	–	–	(421,812)
Premium on issue of flow-though shares	–	(1,135,957)	–	–	–	–	(1,135,957)
Restricted shares vested and converted to common shares	455,000	115,167	–	–	(115,167)	–	–
Share-based compensation issued	–	–	–	–	498,586	–	498,586
Warrants expired	–	–	(499,999)	(119,300)	–	119,300	–
Comprehensive loss for the year	–	–	–	–	–	(2,507,495)	(2,507,495)
Balance, October 31, 2018	221,884,037	$101,361,658	12,367,660	$1,611,000	$13,350,314	$(37,114,714)	$79,208,258
Private placements	39,056,612	5,966,026	–	–	–	–	5,966,026
Warrants issued	–	(207,000)	8,312,955	207,000	–	–	–
Share issue expenses	–	(265,150)	–	–	–	–	(265,150)
Premium on issue of flow-though shares	–	(1,318,591)	–	–	–	–	(1,318,591)
Restricted shares vested and converted to common shares	1,177,208	205,998	–	–	(205,998)	–	–
Share-based compensation issued	–	–	–	–	376,271	–	376,271
Warrants expired	–	–	(6,400,000)	(1,376,000)	–	1,376,000	–
Comprehensive loss for the year	–	–	–	–	–	(16,592,756)	(16,592,756)
Balance, October 31, 2019	262,117,857	$105,742,941	14,280,615	$442,000	$13,520,587	$(52,331,470)	$67,374,058

The accompanying notes are an integral part of these consolidated financial statements.

Eastmain Resources Inc.
Notes to Consolidated Financial Statements
October 31, 2019 and 2018
(Expressed in Canadian Dollars)

1.
Nature of operations and going concern

Eastmain Resources Inc. (the "Company" or “Eastmain”) and its wholly-owned subsidiary, Eastmain Mines Inc., are engaged in the acquisition and exploration of resource properties within Canada. The Company is a publicly-held company incorporated under the Business Corporations Act (Ontario) and its common shares are listed on the Toronto Stock Exchange under the symbol “ER” and on the OTCQX under the symbol "EANRF". The Company’s registered office address is The Canadian Venture Building, 82 Richmond Street East, Suite 201, Toronto, Ontario, Canada, M5C 1P1.

The Company is in the exploration stage and has not yet determined whether its exploration and evaluation assets contain resources that are economically recoverable. The continued operations of the Company and the recoverability of amounts shown for its exploration and evaluation assets are dependent upon the ability of the Company to obtain financing to complete the exploration and development of its exploration and evaluation assets, the existence of economically recoverable reserves and future profitable production, or alternatively, upon the Company’s ability to recover its costs through a disposition of its exploration and evaluation assets. The carrying cost for exploration and evaluation assets does not necessarily represent the present or future value of the projects. Changes in future conditions could require a material change in the amount recorded for the exploration and evaluation of its assets.

These consolidated financial statements are prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to continue operating for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of operations. As an exploration-stage company, Eastmain does not have any sources of revenue and historically has incurred recurring operating losses. As at October 31, 2019, the Company had working capital of $1,098,392 (October 31, 2018 - $4,586,204) and shareholders’ equity of $67,374,058 (October 31, 2018 - $79,208,258). Management has assessed that this working capital and the proceeds from recently completed financing are sufficient for the Company to continue as a going concern beyond one year. If the going concern assumption was not appropriate for these consolidated financial statements it would be necessary to restate the Company’s assets and liabilities on a liquidation basis.

2.
Basis of presentation

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The consolidated financial statements for the years ended October 31, 2019 and 2018 were reviewed and authorized for issue by the Board of Directors on January 23, 2020.

Basis of measurement

These consolidated financial statements have been prepared on the historical-cost basis except for financial instruments classified as fair value through profit or loss ("FVTPL"), which are stated at their fair value.

The consolidated financial statements are presented in Canadian dollars, which is also the Company’s functional currency.

The preparation of consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgement in applying the Company’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where estimates and assumptions are significant to the consolidated financial statements, are disclosed in Note 4.

Eastmain Resources Inc.
Notes to Consolidated Financial Statements
October 31, 2019 and 2018
(Expressed in Canadian Dollars)

3.
Significant accounting policies and future accounting changes

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary Eastmain Mines Inc. All significant inter-company transactions and balances have been eliminated.

Financial instruments

On July 24, 2014, the IASB issued the completed IFRS 9 - Financial Instruments ("IFRS 9") to come into effect on January 1, 2018 with early adoption permitted.

IFRS 9 includes finalized guidance on the classification and measurement of financial assets. Under IFRS 9, financial assets are classified and measured either at amortized cost, fair value through other comprehensive income (“FVOCI”) or FVTPL based on the business model in which they are held and the characteristics of their contractual cash flows. IFRS 9 largely retains the existing requirements in IAS 39 - Financial Instruments: Recognition and Measurement ("IAS 39"), for the classification and measurement of financial liabilities.

The Company adopted IFRS 9 in its consolidated financial statements on November 1, 2018. Due to the nature of its financial instruments, the adoption of IFRS 9 had no impact on the opening accumulated deficit balance on November 1, 2018. The impact on the classification and measurement of its financial instruments is set out below.

All financial assets not classified at amortized cost or FVOCI are measured at FVTPL. On initial recognition, the Company can irrevocably designate a financial asset at FVTPL if doing so eliminates or significantly reduces an accounting mismatch.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated at FVTPL:

●
It is held within a business model whose objective is to hold the financial asset to collect the contractual cash flows associated with the financial asset instead of selling the financial asset for a profit or loss;

●
Its contractual terms give rise to cash flows that are solely payments of principal and interest.

All financial instruments are initially recognized at fair value on the consolidated statement of financial position. Subsequent measurement of financial instruments is based on their classification. Financial assets and liabilities classified at FVTPL are measured at fair value with changes in those fair values recognized in the consolidated statement of loss and comprehensive loss for the year. Financial assets classified at amortized cost and financial liabilities are measured at amortized cost using the effective interest method.

The following table summarizes the classification and measurement changes under IFRS 9 for each financial instrument:

Classification	IAS 39	IFRS 9
Cash and cash equivalents	FVTPL	FVTPL
Marketable securities	FVTPL	FVTPL
Amounts payable and accrued liabilities	Other financial liabilities	Amortized cost
Advances received for exploration work	Other financial liabilities	Amortized cost
Flow-through share premium liability	Other financial liabilities	Amortized cost

The original carrying value of the Company's financial instruments under IAS 39 has not changed under IFRS 9.

Eastmain Resources Inc.
Notes to Consolidated Financial Statements
October 31, 2019 and 2018
(Expressed in Canadian Dollars)

3.
Significant accounting policies and future accounting changes (continued)

Exploration and evaluation

Recognition and measurement
Exploration and evaluation assets, including the costs of acquiring licenses and directly attributable general and administrative costs, are initially capitalized as exploration and evaluation. These costs are accumulated by property, pending the determination of technical feasibility and commercial viability. Pre-license costs are expensed as incurred. Pre-exploration costs are expensed unless it is considered probable that they will generate future economic benefits.

The recoverability of amounts shown for exploration and evaluation is dependent upon the ability of the Company to obtain financing to complete the exploration and development of its mineral resource properties, the existence of economically recoverable reserves and future profitable production, or alternatively, upon the Company’s ability to recover its costs through a disposition of its mineral resource properties. The amounts shown for exploration and evaluation do not necessarily represent present or future value. Changes in future conditions could require a material change in the amount recorded for exploration and evaluation.

The technical feasibility and commercial viability of extracting a mineral resource from a property is considered to be determinable when proven and/or probable reserves are concluded to exist and all necessary permits have been received to commence production. A review of each property is carried out at least annually. Upon determination of technical feasibility and commercial viability, exploration and evaluation is first tested for impairment and then reclassified to property and equipment or expensed to the consolidated statement of loss and comprehensive loss to the extent of any impairment.

Title
Ownership in a mineral property involves certain risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history, characteristic of many mineral interests. The Company has investigated the ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

Impairment
Exploration and evaluation assets are assessed for impairment if: (i) sufficient data exists to determine technical feasibility and commercial viability; and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount. An impairment loss is recognized in the consolidated statement of loss and comprehensive loss if the carrying amount of a property exceeds its estimated recoverable amount. The recoverable amount of property used in the assessment of impairment of exploration and evaluation assets is the greater of its value in use (“VIU”) and its fair value less costs to sell (“FVLCTS”). VIU is determined by estimating the present value of the future net cash flows at a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the property. FVLCTS refers to the amount obtainable from the sale of a property in an arm’s-length transaction between knowledgeable, willing parties, less costs of disposal. For a property that does not generate largely independent cash flows, the recoverable amount is determined for the cash generating unit to which the property belongs. Impairment losses previously recognized are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount, only to the extent that the property's carrying amount does not exceed the carrying amount that would have been determined if no impairment loss had been recognized.

Impairment analyses are performed continually. Ongoing expenditures on impaired properties are written off as incurred, until such time as an estimated recovery in excess of the carrying value can be demonstrated.

Eastmain Resources Inc.
Notes to Consolidated Financial Statements
October 31, 2019 and 2018
(Expressed in Canadian Dollars)

3.
Significant accounting policies and future accounting changes (continued)

Exploration and evaluation (continued)

Decommissioning liabilities
The Company’s activities give rise to dismantling, decommissioning and site disturbance remediation activities. Provision is made for the estimated cost of site restoration. Decommissioning obligations are measured at the present value of management’s best estimate of expenditures required to settle the present obligation at the financial position date. The fair value of the estimated obligation is recorded as a liability with a corresponding increase in the carrying amount of the related asset. The obligation is subsequently adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as accretion costs, whereas increases or decreases due to changes in the estimated future cash flows or changes in the discount rate are capitalized. Actual costs incurred upon settlement of the decommissioning obligations are charged against the provision to the extent the provision was established. As at October 31, 2019 and October 31, 2018, the Company had no decommissioning liabilities.

Cash and cash equivalents

Cash equivalents consist of cash deposits in banks and include cash and short-term money-market instruments that are readily convertible to cash with an original term of less than 90 days.

Property and equipment

Upon initial acquisition, property and equipment are valued at cost, being the purchase price and the directly attributable costs of acquisition or construction required to bring the assets to the location and in the condition necessary for these assets to be capable of operating in the manner intended by management.

In subsequent periods, property and equipment are stated at cost less accumulated depreciation and any impairment in value, while land is stated at cost less any impairment in value and is not depreciated.

Each component or part of property and equipment with a cost that is significant in relation to the total cost of the item will be depreciated separately, unless there is no difference in depreciation on the respective components.

Depreciation is recorded on a declining-balance basis over the estimated useful life of the asset using the following rates: Computer equipment – 30%; and Field equipment – 30%.

Proportionate cost-sharing ventures

Certain of the Company’s exploration and evaluation activities are conducted jointly with others. These consolidated financial statements reflect only the Company’s interest in such activities. The Company holds certain interests in mineral properties through joint operating agreements.

Eastmain Resources Inc.
Notes to Consolidated Financial Statements
October 31, 2019 and 2018
(Expressed in Canadian Dollars)

3.
Significant accounting policies and future accounting changes (continued)

Share-based payment transactions

The fair value of share options granted to employees and non-employees is recognized as an expense over the vesting period with a corresponding increase in equity. An individual is classified as a direct employee when the individual is an employee for legal or tax purposes. Directors and officers are deemed to be employees for share-based compensation tax purposes.

The fair value of all stock options granted is measured at the grant date and recognized over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option pricing model, taking into consideration amounts believed to approximate the volatility of the trading price of the Company’s stock, the expected life of the award of the share-based compensation, the share price at the close of trading on the day immediately preceding the grant, and the risk-free interest rate. The amount recognized as an expense is recognized as either a charge to profit and loss or as an addition to mineral properties’ exploration and evaluation costs. Stock option expense is added to the properties in a consistent manner in which exploration wages have been added to the properties. Consideration received on the exercise of stock options is credited directly to share capital.

The fair value of share-based payment transactions to non-employees and other share-based payments, including shares issued to acquire exploration and evaluation properties, are based on the fair value of the goods and services received. If the fair value cannot be estimated reliably, the share-based payment transaction is measured at the fair value of the equity instruments granted at the date the Company receives the goods or services. The fair value related to the issuance of broker warrants is also measured at the date that the Company receives the services.

Flow-through share financing

Under Canadian tax legislation, a company is permitted to issue flow-through shares, whereby the Company agrees to incur qualifying exploration and evaluation expenditures and renounce the related income tax deductions to the investors. Proceeds from the issuance of these shares are allocated between share capital and the sale of the related tax benefit. The allocation is made based on the difference between the quoted price of the existing shares and the price that the investor pays for the shares. A liability is recognized for the difference. The liability is reduced and the reduction of the premium liability is recorded as premium on flow-through shares on a pro-rata basis to the corresponding eligible expenditures that have been incurred.

Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as a finance cost. As at October 31, 2019 and October 31, 2018, the Company had no material provisions.

Credit on duties refundable for loss and refundable tax credits for resource investment

The Company is entitled to a refundable credit on duties of 16% for eligible losses under the Québec Mining Duties Act and a refundable resource investment tax credit of 31% under the Québec Income Tax Act. These credits are applicable to qualified exploration expenditures on properties located within the Province of Québec. Such credits are recognized using the cost reduction method. Accordingly, they are recorded as a reduction of the related exploration expenses incurred. Application for these credits are subject to verification and as such, they are recognized only when they are actually received or when a notice of assessment confirming the amount to be paid is issued.

Eastmain Resources Inc.
Notes to Consolidated Financial Statements
October 31, 2019 and 2018
(Expressed in Canadian Dollars)

3.
Significant accounting policies and future accounting changes (continued)

Common shares

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.

Restricted Stock Unit ("RSU")

Under the RSU Plan, selected employees are granted RSU where each RSU has a value equal to one Eastmain common share. RSU are measured at fair value on the grant date. The fair value of RSU are recognized as a charge to share-based compensation as a general and administrative expense over the vesting period with a corresponding increase in equity. RSU expected to settle in cash are reclassified as a liability and valued at market.

Basic and diluted loss per share

The Company presents basic and diluted loss-per-share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of shares outstanding during the period. Diluted loss per share is determined by adjusting the loss attributable to shareholders and the weighted average number of common shares outstanding, during the period for the effect of RSU, warrants and options outstanding, that may add to the total number of common shares.

Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding, used for the calculation of diluted loss per share, assumes that the proceeds to be received on the exercise of dilutive RSU, stock options and warrants are used to repurchase common shares at the average market price during the year.

Restoration, rehabilitation and environmental obligations

A legal or constructive obligation to incur restoration, rehabilitation and environmental costs may arise when environmental disturbance is caused by exploration, development or ongoing production activities on a mineral property.

The costs of complying with these requirements at the start of a project are capitalized as incurred. The carrying value is amortized over the expected life of the related asset.

A provision for restoration, rehabilitation and environmental costs and legal claims, where applicable, is recognized when: (i) the Company has a present legal or constructive obligation as a result of past events; (ii) it is likely that an outflow of resources will be required to settle the obligation; and (iii) the amount can be reliably estimated.

Provisions are measured, at management’s best estimate of the expenditure to settle the obligation at the end of the reporting period, and discounted to present value where the effect is material. Increases to provisions which may be necessary from time-to-time are recognized as an interest expense. The present value of the reclamation liabilities may be subject to change, based on management’s re-evaluation of estimates, changes in remediation technology, or changes to the applicable laws and regulations prescribed by regulatory authorities, which may affect the ultimate cost of remediation and reclamation. Changes to the provisions are reflected in the period in which they occur.

Provision for environmental restoration represents the legal and constructive obligations associated with the eventual closure of the Company’s property and equipment. These obligations consist of costs of removal of tangible assets and the cost of reclamation and monitoring activities. The discount rate is based on pre-tax rates that reflect current market conditions for the time value of money and the risks specific to the liability, excluding risks for which future cash-flow estimates have already been adjusted.

As at October 31, 2019 and October 31, 2018, the Company did not have any asset restoration, rehabilitation or environmental obligations.

Eastmain Resources Inc.
Notes to Consolidated Financial Statements
October 31, 2019 and 2018
(Expressed in Canadian Dollars)

3.
Significant accounting policies and future accounting changes (continued)

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for the estimated deferred income tax consequences attributable to differences between the financial statement carrying value of assets and liabilities, and their respective income tax bases. Deferred income tax assets and liabilities are measured using income tax rates in effect for the period in which those temporary differences are expected to be recovered or settled.

The effect on deferred income tax assets and liabilities due to a change in income tax rates or laws is recognized as a part of the provision for income taxes in the period in which the changes are substantially enacted. Deferred income tax benefits attributable to these differences, if any, are recognized to the extent that realization of the benefit is more likely than not.

Standard issued but not yet effective

On January 13, 2016, the IASB issued IFRS 16 - Leases ("IFRS 16"). The new standard is effective for annual periods beginning on or after January 1, 2019. IFRS 16 will replace IAS 17 - Leases ("IAS 17"). This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. IFRS 16 substantially carries forward the lessor accounting requirements of IAS 17, while requiring enhanced disclosures to be provided by lessors. Other areas of the lease accounting model have been impacted, including the definition of a lease. Transitional provisions have been provided. The Company intends to adopt IFRS 16 in its consolidated financial statements for the period beginning on November 1, 2019. The Company is currently evaluating the impact this adoption and expects to report more detailed information in its consolidated financial statements.

4.
Use of estimates and judgements

The preparation of these consolidated financial statements under IFRS requires management to make certain estimates, judgements and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Although these estimates are based on management’s best knowledge of the amounts, events or actions, actual results may differ from those estimates and these differences could be material.

a) Significant judgements in applying accounting policies

The areas which require management to make significant judgements in determining carrying values include, but are not limited to:

Exploration and evaluation assets
In estimating the recoverability of capitalized exploration and evaluation assets, management is required to apply judgement in determining whether technical feasibility and commercial viability can be demonstrated for its mineral properties. Once technical feasibility and commercial viability of a property can be demonstrated, it is reclassified from exploration and evaluation assets to mineral properties, and subject to different accounting treatment. As at October 31, 2019 and 2018 management deemed that no reclassification of exploration and evaluation assets was required.

Eastmain Resources Inc.
Notes to Consolidated Financial Statements
October 31, 2019 and 2018
(Expressed in Canadian Dollars)

4.
Use of estimates and judgements (continued)

a) Significant judgements in applying accounting policies (continued)

Income taxes and recoverability of potential deferred tax assets
In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences, and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to both positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. The Company considers whether relevant tax planning opportunities are within the Company's control, are feasible, and are within management's ability to implement.

Examination by applicable tax authorities is based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could limit the Company from realizing the tax benefits from deferred tax assets. The Company reassesses unrecognized income tax assets at each reporting period.

b) Significant accounting estimates and assumptions

The areas which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to:

Impairment of exploration and evaluation assets
When there are indications that an asset may be impaired, the Company is required to estimate the asset’s recoverable amount. The recoverable amount is the greater of value-in-use and fair value less costs to sell. Determining the value requires the Company to estimate future cash flows associated with the assets and a suitable discount rate in order to calculate the present value. During 2019, the Company’s exploration and evaluation assets were written down by $20,498,629 (2018 – $202,937).

Where an impairment loss subsequently reverses, the carrying value of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount, unless that amount exceeds the carrying value recorded prior to the recognition of the impairment loss, in which case the carrying value would be re-instated to its pre-impairment-loss carrying value. A reversal of an impairment loss is recognized immediately in the consolidated statement of loss and comprehensive loss.

Management estimates of mineral prices, recoverable reserves, operating capital and restoration costs are subject to certain risks and uncertainties that may affect the recoverability of exploration and evaluation assets. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of net cash flow to be generated from its projects.

Share-based payments
The amount expensed for share-based payments is derived from the application of the Black-Scholes option pricing model, which is highly dependent on the expected volatility of the Company’s shares and the expected life of the options. The Company uses an historical volatility rate for its shares based on past trading data. Actual volatility may be significantly different. While the estimate of share-based payments can have a material impact on the operating results reported by the Company, it is a non-cash charge and as such has no impact on the Company’s cash position or future cash flows.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Eastmain Resources Inc.
Notes to Consolidated Financial Statements
October 31, 2019 and 2018
(Expressed in Canadian Dollars)

4.
Use of estimates and judgements (continued)

b) Significant accounting estimates and assumptions (continued)

Depreciation and impairment of property and equipment
The determination of the useful life of property and equipment is based on management estimates. Indicators of impairment are also subject to management’s estimates.

Estimation of restoration, rehabilitation and environmental obligations
Restoration, rehabilitation and environmental liabilities are estimated based on the Company’s interpretation of current regulatory requirements and constructive obligations. These estimates are measured at fair value, which is determined by the net present value of estimated future cash expenditures for the settlement of restoration, rehabilitation and environmental liabilities that may occur upon ceasing exploration and evaluation activities. Such estimates are subject to change, based on changes in laws and regulations and negotiations with regulatory authorities. Management’s determination that there are currently no provisions required for site restoration is based on facts and circumstances that existed during the year.

5.
Cash and cash equivalents

	As at October 31, 2019	As at October 31, 2018

Cash	$3,086,173	$1,186,544
Cash equivalents	-	5,132,000
	$3,086,173	$6,318,544

6.
Marketable securities

(a)
Marketable securities held

Bonds and other securities are recorded at fair value. As at October 31, 2019, the Company did not hold any bonds. Investments in public companies consist of shares in Benz Mining Corp. ("Benz"), which were received as option payment for the Eastmain Mine Project, Dianor Resources Inc., which were acquired in exchange for geological data; shares of Threegold Resources Inc., received as a dividend from Dianor Resources Inc.; shares in Kaizen Discovery Inc. and Meryllion Resource Corp. were received as a result of a sale of prospecting permits and mineral claims to Western Lithium Corp.; and shares of Osisko Metals Inc. (formerly Pine Point Mining Ltd.) ("Pine Point") were acquired in conjunction with an option enabling Pine Point to acquire a 50% interest in the Lac Lessard project.

	Number of shares/warrants	As at October 31, 2019	Number of shares	As at October 31, 2018
Benz common shares (note 9)	3,000,000	$255,000	-	$-
Dianor Resources Inc. common shares	500,000	-	500,000	-
Generation Mining Ltd. common shares (i)	160,000	37,600	160,000	24,000
Kaizen Discovery Inc. common shares	107,867	3,236	107,867	6,472
Meryllion Resource Corp. common shares	107,867	1,079	107,867	1,618
Osisko Metals Inc. ("Osisko Metals") common shares (i)	333,600	160,128	333,600	170,136
Osisko Metals warrants (i)(ii)	-	-	108,320	-
Threegold Resources Inc. common shares	12,380	-	12,380	-
Total investments		$457,043		$202,226

Eastmain Resources Inc.
Notes to Consolidated Financial Statements
October 31, 2019 and 2018
(Expressed in Canadian Dollars)

6.
Marketable securities (continued)

(a)
Marketable securities held (continued)

(i) During the year ended October 31, 2018, the Company’s investment in Pine Point was subject to a friendly acquisition by Osisko Metals. Under the terms of the agreement, holders of Pine Point common shares received, for each share held immediately prior to the arrangement: (a) 0.271 of a common share of Osisko Metals; (b) 0.0677 of a common share purchase warrant of Osisko Metals, with each Osisko Metals consideration warrant entitling the holder thereof to acquire one Osisko Metals share at an exercise price of $1.50 per Osisko Metals share for a period of 12 months from the closing of the arrangement; and (c) one common share of Generation Mining, which was consolidated on a 10:1 basis under the arrangement.

(ii) In the absence of a quoted market price, Eastmain has elected to designate the market value of the Osisko Metals warrants as $nil at October 31, 2018. During year ended October 31, 2019, Osisko Metals warrants expired unexercised.

(b)
Hedging activities

The Company does not engage in hedging activities nor does it hold or issue any derivative financial instruments.

7.
Prepaid and sundry receivables

	As at October 31, 2019	As at October 31, 2018
Sales tax input credits recoverable	$223,181	$256,645
Sundry accounts receivable	51,043	-
Advances and prepaid expenses	64,811	114,116
Receivable for exploration work	-	368,947
	$339,035	$739,708

8.
Property and equipment

The equipment is recorded at cost and is comprised as follows:

Cost	Computer equipment	Field equipment	Total
Balance, October 31, 2017, 2018 and 2019	$74,112	$403,396	$477,508
Accumulated depreciation
Balance, October 31, 2017	$ 59,384	$378,124	$437,508
Depreciation during the year	4,420	7,580	12,000
Balance, October 31, 2018	63,804	385,704	449,508
Depreciation during the year	3,092	5,308	8,400
Balance, October 31, 2019	$ 66,896	$391,012	$457,908
Net book value
Balance, October 31, 2018	$ 10,308	$17,692	$28,000
Balance, October 31, 2019	$ 7,216	$12,384	$19,600

Eastmain Resources Inc.
Notes to Consolidated Financial Statements
October 31, 2019 and 2018
(Expressed in Canadian Dollars)

9.
Exploration and evaluation

Mineral property acquisition, exploration and evaluation expenditures are recorded at cost and are comprised as follows:

Project expenditures for the year ended October 31, 2019

Project	Drilling & assays	Technical surveys	Project acquisition & maintenance	Income tax credits	2019 net expenditures
Clearwater	$2,808,118	$2,657,868	$77,396	$(229,092)	$5,314,290
Eastmain Mine	17,205	10,517	(322,281)	-	(294,559)
Éléonore South JV	852,173	600,471	15,022	-	1,467,666
Ruby Hill	-	-	23,263	-	23,263
Lac Hudson	-	-	1,890	-	1,890
Radisson	-	1,342	18,054	-	19,396
Lac Clarkie	-	3,118	-	-	3,118
Other	-	-	61,296	-	61,296
Total	$3,677,496	$3,273,316	$(125,360)	$(229,092)	$6,596,360

Cumulative acquisition, exploration and evaluation expenditures as at October 31, 2019

Project	Balance October 31, 2018	2019 net expenditures	Write- down	Balance October 31, 2019
Clearwater	$61,163,788	$5,314,290	$(8,976,605)	$57,501,473
Eastmain Mine	17,212,711	(294,559)	(10,673,152)	6,245,000
Éléonore South JV	2,906,580	1,467,666	-	4,374,246
Ruby Hill	-	23,263	(23,263)	-
Lac Hudson	-	1,890	(1,890)	-
Radisson	-	19,396	(19,396)	-
Lac Lessard	230,602	-	(230,602)	-
Lac Clarkie	509,307	3,118	(512,425)	-
Other	-	61,296	(61,296)	-
Total	$82,022,988	$6,596,360	$(20,498,629)	$68,120,719

Project expenditures for the year ended October 31, 2018

Project	Drilling & assays	Technical surveys	Project acquisition & maintenance	Gross expenditures	Income tax credits	2018 net expenditures
Clearwater	$1,822,078	$1,707,670	$132,567	$3,662,315	$-	$3,662,315
Eastmain Mine	480,000	537,474	15,299	1,032,773	-	1,032,773
Éléonore South JV	242,226	882,073	26,932	1,151,231	-	1,151,231
Ruby Hill	-	8,048	33,002	41,050	-	41,050
Reservoir	-	16,302	480	16,782	-	16,782
Lac Elmer	-	1,595	465	2,060	-	2,060
Radisson	-	14,398	47,187	61,585	-	61,585
Lac Lessard	-	-	120	120	-	120
Lac Clarkie	520	23,024	90,763	114,307	-	114,307
Other	-	-	81,460	81,460	-	81,460
Total	$2,544,824	$3,190,584	$428,275	$6,163,683	$-	$6,163,683

Eastmain Resources Inc.
Notes to Consolidated Financial Statements
October 31, 2019 and 2018
(Expressed in Canadian Dollars)

9.
Exploration and evaluation (continued)

Cumulative acquisition, exploration and evaluation expenditures as at October 31, 2018

Project	Balance October 31, 2017	2018 net expenditures	Write- down	Balance October 31, 2018
Clearwater	$57,501,473	$3,662,315	$-	$61,163,788
Eastmain Mine	16,179,938	1,032,773	-	17,212,711
Éléonore South JV	1,755,349	1,151,231	-	2,906,580
Ruby Hill	-	41,050	(41,050)	-
Reservoir	-	16,782	(16,782)	-
Lac Elmer	-	2,060	(2,060)	-
Radisson	-	61,585	(61,585)	-
Lac Lessard	230,482	120	-	230,602
Lac Clarkie	395,000	114,307	-	509,307
Other	-	81,460	(81,460)	-
Total	$76,062,242	$6,163,683	$(202,937)	$82,022,988

As at October 31, 2019, all properties are in good standing and the Company has not abandoned exploration on the properties.

a) Clearwater Project
Eastmain holds a 100% interest in the Clearwater Project, located in the central portion of the Eastmain River Greenstone Belt within the James Bay Mining District of Québec. The project, which hosts the Eau Claire Gold Deposit, consists of map designated claims (CDC’s) covering an area of 201 km2. Clearwater is in the advanced exploration stage.

b) Eastmain Mine Project
The Eastmain Mine Project hosts the Eastmain Mine Gold Deposit. The past-producing Eastmain Mine Project comprises 152 mineral claims and an industrial lease. Located in the eastern most part of the Upper Eastmain River Greenstone Belt of the James Bay District of Northern Québec, the property covers approximately 80 km2 of highly prospective terrain. In September 2012, the Company exercised its right of first refusal to purchase the remaining 2% net smelter return ("NSR") on all production exceeding 250,000 ounces of gold at a net cost $400,000. Concurrently, Franco Nevada Corporation and Virginia Mines Inc. (now Osisko Gold Royalties Ltd.) jointly acquired the Initial Production Royalty, a 2.3% NSR applicable only to the next 250,000 ounces of gold produced, and subject to a reduction should the price of gold fall below USD $750. Eastmain Mine is in the advanced exploration stage.

On August 8, 2019, the Company announced that it had reached an agreement with Benz to option the Eastmain Mine Project. The option agreement highlights are as follow:

●
Eastmain grants an exclusive option to Benz to acquire an initial 75% interest in the Eastmain Mine Project (the "Option") following:
  o
Payments to Eastmain of $2,500,000, of which up to $875,000 may be paid in common shares of Benz ("Payment Shares"), during a 4-year earn-in period (3,000,000 Benz shares received on October 23, 2019 valued at $270,000 and cash payment of $75,000); and
  o
Benz incurring expenditures of $3,500,000 on the Project over 4 years;
●
A milestone payment of $1,000,000 related to Benz obtaining project financing following the exercise of the Option, to complete the 100% earn-in;
●
A milestone payment of $1,500,000 related to commercial production following the exercise of the Option; and
●
NSR Royalty of 2% after the first 250,000 oz of production, with a buyback of 1% for $1,500,000, to be granted to Eastmain following exercise of the Option.

Eastmain Resources Inc.
Notes to Consolidated Financial Statements
October 31, 2019 and 2018
(Expressed in Canadian Dollars)

9.
Exploration and evaluation (continued)

c) Éléonore South Project
The Éléonore South project consists of two separate blocks of CDC’s, comprising a total of 282 claims covering approximately 147 km2 of the Opinaca area of James Bay, Québec. The Éléonore West block consists of 34 mineral claims covering approximately 18 km2, while the Éléonore South block contains 248 claims extending over an area of approximately 130 km2. The project is a 3-way joint venture agreement between Eastmain, Azimut Exploration Inc. (“Azimut”) and Les Mines Opinaca Ltée. (“Les Mines Opinaca”), a wholly-owned subsidiary of Goldcorp Inc. Project ownership is based on participation in the funding of annual exploration programs. As such, the project is currently held by the joint operation partners approximately as follows: Eastmain 36.7%; Les Mines Opinaca 36.7% and Azimut 26.6%. Azimut was designated as operator for fiscal 2017. During fiscal 2018, Eastmain was designated as operator.

d) Ruby Hill Project
The Company holds a 100% interest in Ruby Hill, an early-exploration-stage project, which consists of 204 claim units covering 106 km2 in two claim blocks, known as the Ruby Hill East and Ruby Hill West properties. These properties overlie prospective rock formations of the eastern portion of the Eastmain River Greenstone Belt, located in the James Bay Mining District of Québec.

e) Reservoir Project
The Company holds a 100% interest in the Reservoir project. Located in the James Bay Region of Québec, Reservoir, a discovery-stage project comprises 157 mineral cells (CDC’s) covering approximately 81 km2 of highly prospective Eastmain River / Opinaca Formation rock assemblages.

f) Lac Hudson Project
The Company holds a 100% interest in this early-exploration-stage project, which covers approximately 97 km2 of the Eastmain / Opinaca district gold belt.

g) Radisson Project
The Company holds a 100% interest in 207 CDC’s comprising approximately 107 km2 of the La Grande Greenstone Belt in an early-exploration-stage project known as Radisson. A 2% NSR payable to Franco-Nevada Corporation is assigned to eight of the 207 CDC’s.

h) Lidge Project
The Company holds a 100% interest in this very-early to early-stage exploration project, which is located in a prospective geological regime within the James Bay Mining District of Québec.

i) Lac Clarkie Project
On August 11, 2016, the Company announced staking of the 600 claim (316 km2) Lac Clarkie Project located immediately east of the Company’s flagship Clearwater project. The Clearwater project and Lac Clarkie claims cover a combined total of 516 km2 of prospective greenstone belt in the Eastmain/Opinaca district of James Bay, Quebec.

Eastmain Resources Inc.
Notes to Consolidated Financial Statements
October 31, 2019 and 2018
(Expressed in Canadian Dollars)

9.
Exploration and evaluation (continued)

Impairment of exploration and evaluation assets:

The Company reviews its projects on a quarterly basis for indications of impairment. In conducting its analysis at year-end, the Company identified certain projects and balances which were indicative of potential impairment due to challenging market conditions. As a result, the Company has elected to reduce the carrying value of certain project balances. The analysis performed considered a variety of factors including market valuations for similar assets, previous exploration results and the Company’s future exploration intentions at each of its assets. As a result the Company recognized impairments on Eastmain Mine, Clearwater, Lac Clarkie and Lac Lessard properties. At Eastmain Mine, the project was revalued to an amount consistent with the future cash flows expected to be received under the previously announced option agreement. At Clearwater, the project was revalued to remove previously capitalized expenditures on various targets which the Company does not intend to explore in the near term. At Lac Clarkie and Lac Lessard, the projects have been reduced to reflect the lower priority nature of these claims.

10.
Amounts payable and accrued liabilities

	As at October 31, 2019	As at October 31, 2018
Amounts payable and accrued liabilities	$758,085	$1,515,908
Government remittances payable	-	120
Accrual for flow-through financings reassessment (i)	280,000	280,000
Due to related parties (notes 17)	58,806	86,366
	$1,096,891	$1,882,394

(i) In late 2017, the Company was advised by the Canada Revenue Agency ("CRA") that certain Canadian Exploration Expenses (“CEE”) expenditures which had been renounced to investors in 2013 and 2014 via flow-through financings were reassessed by the CRA. The Company is currently awaiting final documentation regarding the specific reassessment amounts and intends to file an objection and vigorously contest the reassessment. The Company and its tax advisors maintain its stance that the associated expenditures are CEE-eligible. Assuming the Company is unsuccessful in its appeal and/or fails to reach a settlement with the CRA, the Company anticipates potential repayments of up to $280,000. While not considered material to the operations of Eastmain, the Company has accrued for this amount and will adjust the accrual on completion of the appeal process.

11.
Flow-through share premium liability and expenditure commitment

In December 2017, the Company raised $2,280,000 by issuing flow-through shares. The premium paid by investors in excess of the market price of the shares was $420,000. In accordance with flow-through regulations, the Company is committed to incur eligible exploration expenditures before December 31, 2018 in the amount of $2,280,000 which was renounced to investors in December 2017. The flow-through spending commitment has been fulfilled.

In July 2018, the Company raised $2,945,200 by issuing flow-through shares. The premium paid by investors in excess of the market price of the shares was $715,957. In accordance with flow-through regulations, the Company is committed to incur eligible exploration expenditures before December 31, 2019 in the amount of $2,945,200 which was renounced to investors in December 2018. The flow-through spending commitment has been fulfilled.

In May 2019, the Company raised $1,975,737 by issuing flow-through shares. The premium paid by investors in excess of the market price of the shares was $792,611. In accordance with flow-through regulations, the Company is committed to incur eligible exploration expenditures before December 31, 2020 in the amount of $1,975,737 which will be renounced to investors in December 2019. The flow-through spending commitment has been fulfilled.

Eastmain Resources Inc.
Notes to Consolidated Financial Statements
October 31, 2019 and 2018
(Expressed in Canadian Dollars)

11.
Flow-through share premium liability and expenditure commitment (continued)

In October 2019, the Company raised $2,058,000 by issuing flow-through shares. The premium paid by investors in excess of the market price of the shares was $525,980. In accordance with flow-through regulations, the Company is committed to incur eligible exploration expenditures before December 31, 2020 in the amount of $2,058,000 which will be renounced to investors in December 2019.

	Flow-through premium liability	Flow-through spending commitment
Balance, October 31, 2017	$914,377	$2,107,716
December 2017 flow-through issue	420,000	2,280,000
July 2018 flow-through issue	715,957	2,945,200
Reduction for expenses incurred	(1,606,335)	(5,420,303)
Balance October 31, 2018	$443,999	$1,912,613
May 2019 flow-through issue	792,611	1,975,737
October 2019 flow-through issue	525,980	2,058,000
Reduction for expenses incurred	(1,259,095)	(3,975,480)
Balance, October 31, 2019	$503,495	$ 1,970,870

12.
Share capital

a)
Authorized and issued share capital

The authorized share capital consists of an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

(i) On December 14, 2017, the Company closed a non-brokered offering of 6,000,000 flow-through common shares at a price of $0.38 per flow-through common share, to raise aggregate gross proceeds of $2,280,000. Issue costs in connection with the offer were $5,235.

The net proceeds of the offering are expected to be used to fund exploration and development of the Company’s mineral concessions in Quebec.

(ii) On July 5, 2018, the Company completed a private placement consisting of the issue of 8,268,570 Federal flow-through shares at $0.28 per Federal flow-through share, 2,100,000 Quebec flow-through shares at $0.30 and 11,935,321 units at $0.235 per unit for aggregate gross proceeds of $5,750,000. Issue costs in connection with the offer were $112,819 and underwriting's fees were $303,758.

Each unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant). Each warrant entitles the holder to acquire one common share of the Company for 2 years from the closing at a price of $0.35.

The net proceeds of the offering are expected to be used to fund exploration and development of the Company’s mineral concessions in Quebec and for general corporate and working capital purposes.

Eastmain Resources Inc.
Notes to Consolidated Financial Statements
October 31, 2019 and 2018
(Expressed in Canadian Dollars)

12.
Share capital (continued)

a)
Authorized and issued share capital (continued)

(iii) On May 8, 2019, the Company completed a private placement for aggregate gross proceeds of $3,189,009. Pursuant to the offering, the Company issued an aggregate of 8,987,203 units at a price of $0.135 per unit, 8,044,285 Quebec flow-through common shares of the Company at a price of $0.175 per Quebec flow-through common share, 1,064,500 Federal flow-through common shares of the Company at a price of $0.17 per Federal flow-through common share, and 1,646,900 charity flow-through units of the Company at a price of $0.235 per charity flow-through unit.

Each unit and each charity flow-through unit consisted of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant). Each warrant will entitle the holder to acquire one common share of the Company for two years from the closing of the offering at a price of $0.17. Issue costs in connection with the offer were $96,956 and underwriting's fees were $98,949.

The net proceeds from the offering will be used to fund the exploration and development of the Company’s Québec mineral concessions and for general corporate and working capital purposes.

(iv) On October 24, 2019, the Company completed a private placement for aggregate gross proceeds of $2,749,892. Pursuant to the offering, the Company issued an aggregate of 5,765,772 units at a price of $0.12 per unit, 12,632,257 Quebec flow-through common shares of the Company at a price of $0.155 per Quebec flow-through share and 689,654 Federal flow-through common shares of the Company at a price of $0.145 per Federal flow-through share.

Each unit consisted of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant). Each warrant will entitle the holder to acquire one common share of the Company for two years from the closing of the offering at a price of $0.16. Issue costs in connection with the offer were $42,120 and underwriting's fees were $27,125 which were paid with the issuance of 226,041 common shares of the Company.

The net proceeds from the sale of the units will be used to fund the exploration and development of the Company’s Québec mineral concessions and for general corporate and working capital purposes.

All Securities issued pursuant to the offering are subject to a statutory hold period expiring February 25, 2020.

b)
Share purchase option plan

(i) In January 2018, 250,000 share purchase options with an exercise price of $0.30 and expiry date of January 25, 2023 were issued to a director of the Company. One-third of the options vested immediately, one-third vested on the first anniversary and one-third on the second anniversary. The estimated fair value of the grant was $45,000 using the Black-Scholes option pricing model with the following assumptions: dividend of $0.00; expected volatility of 72.69%; a risk-free interest rate of 2.04% and an expected average term of 5 years. During the year ended October 31, 2019, $nil (year ended October 31, 2018 - $15,000) was recognized as share-based compensation.

Due to the resignation of this director in July 2018, the unvested portion of the grant (166,667 options) were subsequently canceled as required by the Company share option plan.

Eastmain Resources Inc.
Notes to Consolidated Financial Statements
October 31, 2019 and 2018
(Expressed in Canadian Dollars)

12.
Share capital (continued)

b)
Share purchase option plan (continued)

(ii) In September 2018, 2,050,000 share purchase options with an exercise price of $0.18 and expiry date of September 18, 2023 were issued to directors, management and certain employees of the Company. One-third of the options vest immediately, one-third vest on the first anniversary and one-third on the second anniversary. The estimated fair value of the grant was $217,000 using the Black-Scholes option pricing model with the following assumptions: dividend of $0.00; expected volatility of 69.37%; a risk-free interest rate of 2.28% and an expected average term of five years. During the year ended October 31, 2019, $99,979 (year ended October 31, 2018 - $85,116) was recognized as share-based compensation.

(iii) In January 2019, 476,600 share purchase options with an exercise price of $0.15 and expiry date of January 28, 2024 were issued to management and employees of the Company. One-third of the options vested immediately, one-third vest on the first anniversary and one-third on the second anniversary. The estimated fair value of the grant was $42,000 using the Black-Scholes option pricing model with the following assumptions: dividend of $0.00; expected volatility of 69.12%; a risk-free interest rate of 1.88% and an expected average term of 5 years. During the year ended October 31, 2019, $29,923 (year ended October 31, 2018 - $nil) was recognized as share-based compensation.

	Number of stock options	Weighted average exercise price
Balance, October 31, 2017	10,760,000	$0.63
Granted (i)(ii)	2,300,000	0.19
Expired/cancelled	(666,667)	0.53
Balance October 31, 2018	12,393,333	0.56
Granted (iii)	476,600	0.15
Balance, October 31, 2019	12,869,933	$0.54

Options outstanding and exercisable as of October 31, 2019:

Exercise price range	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable
$ 0.01 - $0.50	7,784,933	3.62 years	$0.28	6,728,311
$ 0.51 - $1.00	2,910,000	2.07 years	$0.67	2,910,000
$ 1.01 - $1.50	1,925,000	1.18 years	$1.21	1,925,000
$ 1.51 - $2.00	250,000	1.49 years	$1.51	250,000

Eastmain Resources Inc.
Notes to Consolidated Financial Statements
October 31, 2019 and 2018
(Expressed in Canadian Dollars)

12.
Share capital (continued)

b)
Share purchase option plan (continued)

The following table reflects the actual stock options issued and outstanding as of October 31, 2019:

Expiry date	Black-Scholes value ($)	Number of options	Exercise price ($)
April, 2020	192,750	250,000	1.35
June, 2020	536,250	750,000	1.27
September, 2020	66,885	350,000	0.32
September, 2020	20,800	25,000	1.46
March, 2021	56,125	250,000	0.36
April, 2021	111,376	375,000	0.48
April, 2021	224,250	250,000	1.51
June, 2021	394,916	1,135,000	0.60
June, 2021	395,850	650,000	1.15
July, 2021	35,000	100,000	0.62
August, 2021	29,000	60,000	0.81
January, 2022	228,000	740,000	0.51
April, 2022	158,250	250,000	1.05
May, 2022	63,000	250,000	0.42
June, 2022	384,200	850,000	0.88
September, 2022	11,975	25,000	0.96
September, 2022	242,000	1,125,000	0.36
January, 2023	15,000	83,333	0.30
June, 2023	102,000	600,000	0.33
September, 2023	27,900	150,000	0.36
September, 2023	217,000	2,050,000	0.18
June, 2024	155,160	900,000	0.30
January, 2024	42,000	476,600	0.15
June, 2025	269,075	1,175,000	0.38
	3,978,762	12,869,933	0.54

c)
Restricted Share Unit ("RSU") plan

During the year ended October 31, 2017, the Company adopted an RSU Plan. The maximum aggregate number of shares reserved for issuance under the RSU Plan shall not exceed a combined total of 5% of the Company’s issued and outstanding shares.

The grant date fair value of the RSU equals the fair market value of the corresponding shares at the grant date. The fair value of these equity-settled awards is recognized as compensation expense with a corresponding increase in equity. The total amount expensed is recognized over the vesting period, which is the period over which all the specified vesting conditions should be satisfied. RSU are converted in common shares when vested.

During the year ended October 31, 2017, the Company granted 340,000 RSU to certain employees under its RSU Plan. These RSU vest as follows: one-third of the options vest immediately, one-third vest on the first anniversary and one-third on the second anniversary. In relation to this grant, RSU vesting for the year ended October 31, 2019 was $17,278 (year ended October 31, 2018 - $54,392).

Eastmain Resources Inc.
Notes to Consolidated Financial Statements
October 31, 2019 and 2018
(Expressed in Canadian Dollars)

12.
Share capital (continued)

c)
RSU plan (continued)

During the year ended October 31, 2018, the Company granted 116,667 RSU to an employee under its RSU Plan. These RSU vested immediately as the RSU were taken in lieu of cash compensation. In relation to this grant, RSU vesting for the year ended October 31, 2019 was $nil (year ended October 31, 2018 - $35,000).

During the year ended October 31, 2018, the Company granted 675,000 RSU to certain employees under its RSU Plan. These RSU vest as follows: one-third of the options vest immediately, one-third vest on the first anniversary and one-third on the second anniversary. In relation to this grant, RSU vesting for the year ended October 31, 2019 was $55,980 (year ended October 31, 2018 - $47,657).

During the year ended October 31, 2019, the Company granted 838,873 RSU to certain employees as part of certain member's short and long-term compensation under its RSU Plan. These RSU vested immediately as the RSU were taken in lieu of cash compensation. In relation to this grant, RSU vesting for the year ended October 31, 2019 was $125,831 (year ended October 31, 2018 - $nil).

During the year ended October 31, 2019, 1,515,541 RSU vested (year ended October 31, 2018 - 455,000) and converted to common shares with a value $286,165 (year ended October 31, 2018 - $115,167).

As at October 31, 2019, there were 225,000 RSU issued and outstanding (October 31, 2018 - 563,335). The weighted average fair value of RSU granted during the year ended October 31, 2019 was $0.17 (year ended October 31, 2018 - $0.25) per share.

13.
Warrants

In July 2018, 5,967,660 share purchase warrants with an exercise price of $0.35, expiring in July 2020, were issued as part of a private placement share issue. The estimated fair value of the warrants was $235,000 using the Black-Scholes option pricing model with the following assumptions: dividend of $0.00; expected volatility of 58.6%; a risk-free interest rate of 1.91% and an expected term of two years.

In May 2019, 5,317,052 share purchase warrants with an exercise price of $0.17, expiring in May 2021, were issued as part of a private placement share issue. The estimated fair value of the warrants was $117,000 using the Black-Scholes option pricing model with the following assumptions: dividend of $0.00; expected volatility of 59.4%; a risk-free interest rate of 1.59% and an expected term of two years.

In October 2019, 2,995,904 share purchase warrants with an exercise price of $0.16, expiring in October 2021, were issued as part of a private placement share issue. The estimated fair value of the warrants was $90,000 using the Black-Scholes option pricing model with the following assumptions: dividend of $0.00; expected volatility of 64.8%; a risk-free interest rate of 1.63% and an expected term of two years.

	Number of warrants	Weighted average exercise price
Outstanding, October 31, 2017	6,899,999	$0.50
Issued	5,967,660	0.35
Expired	(499,999)	0.50
Balance October 31, 2018	12,367,660	0.43
Issued	8,312,955	0.17
Expired	(6,400,000)	0.50
Balance, October 31, 2019	14,280,615	$0.24

Eastmain Resources Inc.
Notes to Consolidated Financial Statements
October 31, 2019 and 2018
(Expressed in Canadian Dollars)

13.
Warrants (continued)

The following table reflects the warrants issued and outstanding as of October 31, 2019:

Expiry date	Exercise price ($)	Warrants outstanding	Valuation ($)
July 4, 2020	0.35	5,967,660	235,000
May 8, 2021	0.17	5,317,052	117,000
October 24, 2021	0.16	2,995,904	90,000
		14,280,616	442,000

14.
Net loss per share

The calculation of basic and diluted loss per share for the year ended October 31, 2019, was based on the loss attributable to common shareholders of $16,592,756 (year ended October 31, 2018 - $2,507,495) and the weighted average number of common shares outstanding of 232,442,206 (year ended October 31, 2018 - 205,720,724). Diluted loss per share did not include the effect of stock options, warrants and RSU as they are anti-dilutive.

15.
Capital management

The Company’s objectives in managing capital are to ensure that there are adequate resources to sustain operations and to continue as a going concern, to maintain adequate levels of funding to support acquisition and exploration of mineral properties, to maintain investor and market confidence, and to provide returns to shareholders. The Company may manage its capital structure by issuing new shares, adjusting capital spending or disposing of assets. The Board of Directors does not establish quantitative return on capital criteria for management, but relies on management’s expertise to sustain future development of the business.

Exploration involves a high degree of risk and there are substantial uncertainties about the ultimate ability of the Company to achieve positive cash flow from operations. Consequently, management reviews its capital management approach on an ongoing basis, taking into consideration operating expenditures and other investing and financing activities. As a part of this review, management considers the cost of capital and the risks associated with each class of capital. Based on recommendations from management, the directors balance overall capital structure through new share issues.

Management intends to continue to use various strategies to minimize its dependence on equity capital, including the securing of joint arrangements where appropriate.

Management considers its capital structure to consist of equity attributable to equity holders of the Company, comprising issued share capital, warrants, contributed surplus and accumulated deficit, which at October 31, 2019 totalled $67,374,058.

There were no changes in management’s approach to capital management during the year ended October 31, 2019. The Company is not subject to externally imposed capital requirements.

Eastmain Resources Inc.
Notes to Consolidated Financial Statements
October 31, 2019 and 2018
(Expressed in Canadian Dollars)

16.
Financial risk factors

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk and the Company does not hold any asset-backed commercial paper. The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest-rate risk and commodity-price risk. The Company’s exposure to risk factors and their impact on the Company’s financial instruments are summarized below:

a) Fair value
Fair value represents the amount of which a financial instrument could be exchanged between willing parties, based on current markets for instruments with the same risk, principal and remaining maturity. Fair-value estimates are based on quoted market values and other valuation methods.

b) Credit risk
Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to cash and cash equivalents, marketable securities, and receivables included in prepaid and sundry receivables. The Company has no significant concentration of credit risk arising from operations. Cash and cash equivalents are held with tier 1, insured and regulated Canadian Banks, from which management believes the risk of loss to be minimal. Financial instruments included in prepaid and sundry receivables consist of other receivables. Management believes that its concentration of credit risk, with respect to financial instruments included in prepaid and sundry receivables, is minimal.

c) Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at October 31, 2019, the Company had current assets of $3,425,208 to settle current liabilities of $2,326,816. The Company notes that the Flow-through share premium liability which represents $503,495 of current liabilities balance is not settled through cash payment. Instead, this balance is amortized against qualifying flow-through expenditures which are required to be incurred before December 31, 2019 and December 31, 2020. All of the Company’s financial liabilities have contractual maturities of 30 days or less except flow-through liabilities which continue until December 31, 2020.

During the year ended October 31, 2019, the Company raised net proceeds of $5,938,902 from the private placements completed in May 2019 and October 2019. In management’s opinion, there are sufficient funds to support the ongoing operating costs and discharge the Company’s financial commitments for the foreseeable future.

d) Market risk
Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

Interest rate risk
The Company has cash balances, interest-bearing bank accounts and no interest-bearing debt. The Company’s current policy is to invest excess cash in investment-grade bonds, treasury bills, bankers’ acceptances and money market funds. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on the estimated fair value as at October 31, 2019.

Foreign currency risk
The Company’s functional currency is the Canadian dollar and major purchases are transacted in Canadian dollars. The Company funds certain administrative expenses in the United States on a cash-call basis using US dollar currency converted from its Canadian dollar bank account held in Canada. Management believes the foreign currency risk derived from currency conversions is manageable and therefore, does not hedge its foreign currency risk.

Eastmain Resources Inc.
Notes to Consolidated Financial Statements
October 31, 2019 and 2018
(Expressed in Canadian Dollars)

16.
Financial risk factors (continued)

Sensitivity analysis

Based on management’s knowledge and experience of the financial markets, the Company believes the following movements are reasonably possible over a twelve month period:

i.
Cash and cash equivalents are subject to floating interest rates. The Company has no variable debt and receives low interest rates on its cash and cash equivalent balances. As such, the Company does not have significant interest rate risk.

ii.
As at October 31, 2019, all of the Company's $457,043 investment in marketable securities is subject to market fluctuations. If the fair value of the Company's investment in marketable securities had increased or decreased by 25%, with all other variables held constant, the comprehensive loss and equity for the year ended October 31, 2019 would have been approximately $114,000 higher or lower.

17.
Related party balances and transactions

Related parties include the Board of Directors, key management, close family members and enterprises that are controlled by these individuals. Related party transactions conducted in the normal course of operations are measured at the amount established and accepted by the parties.

(a) Transactions with related parties

	Year ended October 31,
	2019	2018
OTD Exploration Services Inc. ("OTD") (i)	$217,580	$199,000
OTD - rental agreement (ii)	$-	$ 5,379

(i) The Vice President Exploration of Eastmain is the President of OTD. Fees paid to OTD are related to professional geological exploration and management services. At October 31, 2019, the amount due to OTD was $50,643 (October 31, 2018 - $35,356) related to a) his function as the Vice President Exploration of Eastmain and to b) reimburse operating and exploration expenses incurred by OTD on behalf of the Company.

(ii) In addition, Eastmain signed a mobile equipment rental agreement with OTD in April 2017 for a period of 12 months at a monthly rate of $1,076 per month.

Amounts due to related parties are included in amounts payable and accrued liabilities.

(b) Remuneration of directors and key management personnel other than consulting fees

	Year ended October 31,
	2019	2018
Salaries and benefits	$894,216	$864,617
Share-based compensation	$299,099	$411,097

The Company considers its key management personnel to be the Chief Executive Officer and Chief Financial Officer.

Independent directors do not have any employment or service contracts. Officers and directors are entitled to share-based compensation and cash remuneration for their services.

At October 31, 2019, the amount due to officers was $5,020 (October 31, 2018 - $18,943) and the amount due to directors was $3,143 (October 31, 2018 - $32,067).

Eastmain Resources Inc.
Notes to Consolidated Financial Statements
October 31, 2019 and 2018
(Expressed in Canadian Dollars)

17.
Related party balances and transactions (continued)

(c) Officer and directors of the Company purchased, on a net basis, 628,570 shares in the July 2018 financing. Officers and directors of the Company purchased 1,951,500 shares in the May 2019 financing. Officers and directors of the Company purchased 1,330,834 shares in the October 2019 financing.

(d) The Company has a diversified base of investors. To the Company’s knowledge, no shareholder holds more than 10% of the Company’s common shares as at October 31, 2019.

18.
Provision for income taxes

The income tax recovery varies from the amounts that would be computed applying the basic federal and provincial income tax rate aggregating 26.5% (2018 - 26.5%) to loss before income taxes as shown in the following table:

	2019	2018
Expected income tax recovery	$5,804,088	$427,034
Share-based compensation	(99,712)	(132,125)
Share issue cost	140,742	147,748
Change in unrecorded deferred tax asset	4,892,631	(1,279,527)
Loss on marketable securities, net	(4,023)	(892)
Other	7,875	(4,505)
Impairment of exploration and evaluation assets	(5,432,136)	(53,778)
Deferred income tax recovery (expense)	5,309,465	(896,045)

Significant components of the Company's deferred income tax assets and liabilities are as follows:

	2019	2018
Non-capital losses carried forward	$6,231,374	$5,497,948
Capital assets	189,125	186,899
Exploration and evaluation assets	(9,199,609)	(13,849,677)
Share issue costs	236,746	314,411
Other	220,668	219,259
Deferred income taxes	(2,321,696)	(7,631,160)

Non-capital loss carry forwards

The Company has reported non-capital losses available for deduction which expire as follows:

2026	$731,676
2027	682,717
2028	926,936
2029	879,515
2030	1,062,504
2031	940,879
2032	1,131,672
2033	1,074,604
2034	1,155,965
2035	1,118,408
2036	5,302,793
2037	2,965,873
2038	2,709,030
2039	2,832,046
$23,514,618

Eastmain Resources Inc.
Notes to Consolidated Financial Statements
October 31, 2019 and 2018
(Expressed in Canadian Dollars)

18.
Provision for income taxes (continued)

Other

a) Canadian exploration expenditures and Canadian development expenditures
The Company has Canadian exploration expenditures and Canadian development expenditures available to reduce future years' taxable income of approximately $33,400,000. The tax benefit of these amounts may be carried forward indefinitely.

b) Capital losses
The Company has unused capital losses of $379,582 which have no expiry date. These capital losses can only be used to reduce future income from capital gains.

19.
Subsequent event

On December 6, 2019, the Company appointed Blair Schultz, a director of the Company, as Interim President and Chief Executive Officer. This appointment followed the departure of Claude Lemasson as President and Chief Executive Officer and a director of the Company. The Board of Directors has formed an executive search committee to identify and hire a new Chief Executive Officer, and anticipates the position will be filled in the first half of the calendar year.